OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com

MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764

JUN 18 2004

François Janson
Direct Dial: (514) 904-8134
fjanson@osler.com
Our Matter Number: 1034079

June 17, 2004

04030846

SUPPL

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: Office of International Corporate Finance

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since May 5, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Janson
FJ:sl

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

dlw 6/21

OSLER,
HOSKIN &
HARCOURT

File No. 82-3764

SCHEDULE
(06/15/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Prospectus Supplement No. 7 dated May 21, 2004 - English	May 20, 2004	4.4
2.	Form 52-109F2 – Certification of Interim Filings - CEO	May 27, 2004	2.1
3.	Form 52-109F2 – Certification of Interim Filings - CFO	May 27, 2004	2.1
4.	Interim Financial Statements – English	May 27, 2004	2.1
5.	MD&A – English	May 27, 2004	2.1
6.	Preliminary Short Form Prospectus	May 28, 2004	4.4
7.	Acceptance of Prospectus Supplement	May 28, 2004	4.4
8.	News release – English	May 28, 2004	2.1
9.	MRRS Decision Document (Preliminary)	May 31, 2004	4.4
10.	Confirmation of the Sending of Quarterly Report to all Registered Holders	June 2, 2004	2.1
11.	Preliminary Receipt	June 11, 2004	4.4
12.	Acceptance of Prospectus Supplement	June 16, 2004	4.4

File No. 82-3764

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.7 dated May 21, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-05 Notes	
ISSUE SIZE:	Minimum 50,000 Notes (CDN$5,000,000) Maximum 200,000 Notes (CDN$20,000,000)	CUSIP No.: 633067632 ISIN No.: CA 6330676322
INITIAL INDEX VALUE:	CDN$99 per Note	
ISSUE AND DELIVERY DATE:	May 25, 2004	
NET PROCEEDS TO BANK:	Minimum CDN$4,950,000 Maximum CDN$19,800,000 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	1,198,791 (excluding those described in this Pricing Supplement)	
MATURITY DATE:	May 26, 2014	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	1.00% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003.

File No. 82-3764

NATIONAL BANK OF CANADA

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***April 30, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 27, 2004

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

File No. 82-3764

NATIONAL BANK OF CANADA

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***MICHEL LABONTÉ***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***April 30, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 27, 2004

(signed) Michel Labonté

Michel Labonté
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

NATIONAL BANK OF CANADA

Report to Shareholders

Second Quarter 2004

National Bank announces net income of $180 million for the second quarter of 2004, an increase of 30%

- *Earnings per share jump 38% to $1.01*
- *Return on common shareholders' equity of 19.0%*
- *15% increase in quarterly dividend*

MONTREAL, May 27, 2004 – National Bank earned net income of $180 million in the quarter ended April 30, 2004, up 30% compared to $138 million in the corresponding quarter of 2003. Earnings per share amounted to $1.01 in the second quarter versus $0.73 in the same period of 2003, for a 38% increase. Return on common shareholders' equity was 19.0% for the quarter, compared to 14.8% for the quarter ended April 30, 2003.

In addition, at its meeting on May 27, 2004, the Board of Directors of the Bank approved an increase of 15% in the quarterly dividend bringing it to 38 cents per share.

For the second quarter of 2004, every operating segment posted excellent results as evidenced by the growth in net income by segment.

Personal and Commercial Banking declared net income of $92 million for the second quarter of 2004, a $13 million or 16% increase compared to the same period in 2003. In addition to the 8% decrease in the provision for credit losses, the segment's income grew by 7% and operating expenses rose by 5%.

In the Wealth Management segment, net income soared 74% to $33 million from the second quarter 2003 to second quarter 2004. This outstanding performance was due to a 31% rise in income and an improvement in productivity.

Net income for the Financial Markets segment climbed 59% to $59 million, attributable to gains on securities and a higher volume of financial market transactions.

Moreover, as a result of the improved quality of the loan portfolio, the Bank reduced its general allowance for credit risk by $20 million ($13 million net of income taxes or 7 cents per share). This reduction was charged to the "Other" heading in segment results.

	For the quarter ended April 30		
	2004	2003	%
Net income			
Personal and Commercial	92	79	+16
Wealth Management	33	19	+74
Financial Markets	59	37	+59
Other	(4)	3	
Total	180	138	+30
Earnings per share	$1.01	$0.73	+38
Return on common shareholders' equity	19.0%	14.8%	

	For the six months ended April 30		
	2004	2003	%
Net income			
Personal and Commercial	196	173	+13
Wealth Management	57	38	+50
Financial Markets	131	101	+30
Other	(18)	(8)	
Total	366	304	+20
Earnings per share	$2.04	$1.61	+27
Return on common shareholders' equity	19.0%	16.3%	

For the first six months of 2004, the Bank recorded net income of $366 million as against $304 million for the same period last year, for growth of 20%. At $2.04, earnings per share were up 27% from $1.61 for the year earlier period. Return on common shareholders' equity was 19.0% compared to 16.3% for the first six months of fiscal 2003.

As at April 30, 2004, the specific and general allowances for credit risk exceeded gross impaired loans by $165 million versus $171 million as at January 31, 2004 and $154 million as at October 31, 2003. The $6 million increase over the previous quarter was attributable to the $20 million reduction in the general allowance for credit risk, which now stands at $385 million. Excluding this item, net impaired loans were down $14 million from January 31, 2004.

Tier 1 and total capital ratios were 9.6% and 13.2%, respectively, as at April 30, 2004 in comparison to 10.1% and 13.8% as at January 31, 2004 and 9.6% and 13.4% as at October 31, 2003.

The Bank repurchased 5.9 million common shares for cancellation as at April 30, 2004 under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

"Our excellent second-quarter results demonstrate the ability of our business model to tap into the strength of the Canadian economy. With our three segments each posting earnings growth of more than 10%, we are satisfied that we are on course to meet our annual targets," said Réal Raymond, President and Chief Executive Officer. "These results reflect our ongoing efforts to grow our business volume while keeping a tight rein on expenses and maintaining the quality of our loan portfolio."

	Objectives	Results Q2 2004	Results First 6 months of 2004
Growth in earnings per share	5% - 10%	38%	27%
Return on common shareholders' equity (ROE)	15 % - 17%	19.0%	19.0%
Tier 1 capital ratio	8.75% - 9.50%	9.6%	9.6%
Dividend payout ratio	35% - 45%	32%	32%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and first half of 2004.

Analysis of Results

Operating Results

For the second quarter ended April 30, 2004, National Bank earned net income of $180 million, compared to $138 million for the same period one year earlier. Earnings per share reached $1.01 compared to $0.73 for the second quarter of 2003, up 38%. Return on common shareholders' equity was 19.0%, as against 14.8% for the quarter ended April 30, 2003.

For the six-month period ended April 30, 2004, net income totalled $366 million, compared to $304 million for the first half of 2003, an increase of 20%. At $2.04, earnings per share for the first half of 2004 were up 27% from $1.61 per share for the corresponding period of 2003. Finally, return on common shareholders' equity, at 19.0%, was substantially ahead of the 16.3% result recorded for the first six months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with current year presentation.

Personal and Commercial

Quarterly net income for the Personal and Commercial segment amounted to $92 million, up 16% from the $79 million for the same period of 2003. This improvement over the corresponding period of 2003 owes to the combined effect of higher revenues, the lower provision for credit losses and enhanced productivity.

At $316 million, net interest income rose $16 million, or 5%, compared to the second quarter of 2003. This growth was due to the volume of loans and acceptances, specifically consumer loans, which rose 21%, and the spread, which inched up two basis points to 3.21% for the second quarter of 2004. Other income increased by $14 million to $160 million owing to transaction account revenues, lending fees and foreign exchange revenue.

Operating expenses for the quarter were $297 million, as against $283 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments. The efficiency ratio was 62.4% in the second quarter of 2004, down from 63.5% for the second quarter of 2003.

For the first six months of fiscal 2004, net income for the Personal and Commercial segment amounted to $196 million, up 13% over the same period of 2003. This improvement is explained by the approximate 4% increase in the volume of loans and acceptances, the wider spread, growth in other income, and lower credit losses, which fell from $80 million in the first half of 2003 to $65 million for the same period of 2004.

Wealth Management

The Wealth Management segment continued to experience a high level of activity in the second quarter of 2004, which drove net income up an impressive 74% to $33 million dollars, compared to $19 million for the same period one year earlier.

Total revenues grew to $205 million in the second quarter of 2004 from $156 million in the same period of 2003, an increase of 31%. Close to 70% of the increase derived from brokerage activities, with the remainder coming from investment management and mutual fund revenues.

Operating expenses totalled $154 million for the second quarter of 2004, as against $125 million for the same period of 2003. Variable compensation accounted for approximately 80% of the increase. However, the efficiency ratio improved substantially, from 80.1% in the second quarter of 2003 to 75.1% this quarter, it reflects a significant growth in revenues while a portion of the operating expenses remain fixed.

For the first half of fiscal 2004, net income for the Wealth Management segment reached $57 million, compared to $38 million for the first half of 2003, with revenues growing 23% and operating expenses increasing 18%.

Financial Markets

Net income for the Financial Markets segment amounted to $59 million for the second quarter of 2004, up 59% from the $37 million recorded for the same period of 2003.

Revenues for the quarter climbed $60 million, or 32%, to $248 million. Approximately 40% of the increase was attributable to financial market fees. Gains on investment account securities, which grew by $38 million, due, in particular, to losses on credit derivatives recorded in the second quarter of 2003, accounted for the remainder of the increase. In addition, trading revenues held steady over the corresponding quarter of 2003.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Revenues (millions of dollars)	Q2 2004	Q2 2003	First six months 2004	First six months 2003
Financial Markets				
Interest rate	10	22	34	53
Equity	53	29	100	51
Commodities and foreing exchange	-	12	13	22
	63	63	147	126
Other segments	2	3	4	6
Total	65	66	151	132
Net interest income	7	11	(63)	27
Other income	49	43	209	82
Taxable equivalent	9	12	5	23
Total	65	66	151	132

Operating expenses were $136 million for the quarter, compared to $117 million for the second quarter of 2003. The increase was primarily due to variable compensation.

The provision for credit losses amounted to $17 million for the quarter, compared to $13 million for the same period last year.

For the first half of fiscal 2004, the Financial Markets segment generated net income of $131 million, a 30% increase over the same period last year. The reason for the increase is twofold: first, revenues, fuelled by a resurgence in financial market activity and the solid performance of Treasury, rose by 21% to $516 million. Second, the efficiency ratio improved, going from 57.6% for the first six months of 2003 to 51.9% for the first half of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $4 million for the second quarter of 2004, compared to net income of $3 million for the same period of 2003.

The credit amount of the provision for credit losses comprises the reversal of $20 million from the general allowance for credit risk.

For the six-month period ended April 30, 2004, the "Other" heading posted a net loss of $18 million, compared to a net loss of $8 million for the corresponding period of 2003.

Consolidated Results

Revenues

Total revenues for the second quarter of 2004 amounted to $884 million, compared to $773 million for the same period of 2003, an increase of $111 million, or 14%.

Net interest income totalled $328 million for the quarter, compared to $343 million for the second quarter of 2003. The decrease was due to the reduction in capital resulting from share purchase programs, to the lower volume of corporate loans and to the decline in asset and liability matching income from the same period of 2003. However, net interest income in the Personal and Commercial segment grew $16 million, or 5%, to reach $316 million for the second quarter of 2004. Financial market fees, totalling $178 million for the quarter, were up $58 million, or 48%, and accounted for over half of the increase in total revenues. This growth reflects the high volume of individual and institutional trading on financial markets. Gains on investment account securities were up $26 million to $16 million in the second quarter of 2004, primarily owing to losses recorded on credit derivatives in the second quarter of 2003. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were up $11 million, or 22%. This growth was attributable to the correspondent network, investment management and the increase in assets under management in mutual funds.

For the first six months of fiscal 2004, total revenues were $1,797 million, compared to $1,608 million for the corresponding half of 2003, an increase of 12%. Excluding the "Other" heading, a fifth of the increase was derived from Personal and Commercial banking activities, around 35% from Wealth Management revenues and the remainder from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $602 million, an increase of $73 million, compared to $529 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $347 million for the quarter and accounted for close to 60% of expenses, were up $55 million from the corresponding quarter of 2003. Approximately 80% of the increase was due to variable compensation related to growth in financial market revenues.

For the first six months of fiscal 2004, operating expenses were $1,181 million, compared to $1,077 million for the same period of 2003. Nearly 60% of the $104 million increase was attributable to variable remuneration. The efficiency ratio went from 67.0% for the first half of 2003 to 65.7% for the first half of 2004.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $19 million, compared to $41 million for the corresponding quarter of 2003. The decline in the provision stemmed primarily from the $20 million reduction in the general allowance for credit risk. Moreover, credit losses in the Personal and Commercial segment were down 8% or $3 million to $36 million. In the Financial Markets segment, the provision for credit losses rose $4 million to $17 million for the second quarter of 2004.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at April 30, 2004, allowances for credit losses exceeded impaired loans by $165 million, compared to $154 million as at October 31, 2003 and $179 million at the end of the corresponding quarter of 2003. Corporate Banking and Real Estate were chiefly responsible for the decline in impaired loans since the beginning of fiscal 2004.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.6% as at April 30, 2004 versus 13.0% as at October 31, 2003 and 13.3% as at April 30, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Balance Sheet

As at April 30, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans were the principal drivers of the increase. The table below presents the main loan and deposit items.

Average monthly volumes (millions of dollars)	**April 2004**	**October 2003**
Loans and acceptances*		
Residential mortgages	18,544	18,105
Consumer loans	5,842	5,193
Credit card receivables	1,576	1,525
Business loans	18,210	18,143
	44,172	**42,966**
Deposits		
Personal (balance)	24,048	23,512
Off-balance sheet personal savings (balance)	55,752	51,525
Business	10,554	10,533

* including securitized assets

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2004				For the quarter ended January 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6)	(7)	(4)	(3)	(4)	(7)	(5)	(3)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equity	(2)	(3)	(2)	(2)	(2)	(4)	(2)	(1)
Commodities	-	(1)	-	-	-	-	-	-
Correlation effect [2]	3	7	3	2	3	7	3	-
Global VaR	**(6)**	**(6)**	**(4)**	**(3)**	**(4)**	**(6)**	**(5)**	**(4)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at April 30, 2004, residential mortgages totalled $18.5 billion, up approximately $400 million or 2.4% from October 31, 2003. Consumer loans, which stood at $5.8 billion, have risen 12.5% since the beginning of fiscal 2004. Excluding indirect loans, this growth, which was mainly due to partnership volumes, would have been 15%. Credit card receivables have increased 3.3% since the beginning of fiscal 2004 to $1.6 billion as at April 30, 2004. Business loans and acceptances stood at $18.2 billion versus $18.1 billion as at October 31, 2003. Lower corporate loan volumes offset the growth of nearly 2.3% in small and medium-sized business loans.

Personal deposits have grown by approximately $500 million or 2.3% since October 31, 2003 to $24.0 billion. As at April 30, 2004, off-balance sheet savings administered by the Bank and its subsidiaries stood at $55.8 billion, an increase of $4.2 billion or 8.2%. The savings products administered by the brokerage subsidiaries accounted for more than 60% of this growth, mutual funds for $900 million and the products administered by National Bank Trust for the balance.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.2%, respectively, as at April 30, 2004, compared to 9.6% and 13.4% as at October 31, 2003.

Dividends

At its meeting on May 27, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 38 cents per common share, payable on August 1, 2004 to shareholders of record on June 28, 2004.

Highlights

(unaudited)	Quarter ended April 30 2004	Quarter ended April 30 2003	% Change	Six months ended April 30 2004	Six months ended April 30 2003	% Change
Operating results (millions of dollars)						
Total revenues	**$884**	$773	14	**$1,797**	$1,608	12
Net income	**180**	138	30	**366**	304	20
Return on common shareholders' equity	**19.0 %**	14.8 %		**19.0 %**	16.3 %	
Per common share						
Earnings per share – basic	**$1.01**	$0.73	38	**$2.04**	$1.61	27
Dividends paid	**0.33**	0.26	27	**0.66**	0.52	27
Book value				**21.94**	20.28	8
Stock trading range						
High	**47.93**	35.15		**47.93**	35.15	
Low	**43.27**	31.26		**40.17**	29.95	
Close	**44.48**	34.90		**44.48**	34.90	

Financial position (millions of dollars)	April 30 2004	October 31 2003	
Total assets	**$83,722**	$82,423	2
Loans and acceptances	**43,226**	41,806	3
Deposits	**53,864**	51,463	5
Subordinated debentures and shareholders' equity	**5,587**	5,613	-
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.2 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(165)**	(154)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**166,682**	155,348	
Total personal savings	**79,800**	75,037	
Interest coverage	**11.47**	10.22	
Asset coverage	**3.29**	3.19	
Other information			
Number of employees	**16,366**	16,935	(3)
Number of branches in Canada	**474**	477	(1)
Number of banking machines	**815**	817	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Six months ended	
	April 30 2004	January 31 2004	April 30 2003	**April 30 2004**	April 30 2003
Interest income and dividends					
Loans	**460**	489	477	**949**	965
Securities	**143**	138	126	**281**	276
Deposits with financial institutions	**28**	33	32	**61**	69
	631	660	635	**1,291**	1,310
Interest expense					
Deposits	**186**	247	235	**433**	492
Subordinated debentures	**25**	25	26	**50**	53
Other	**92**	110	31	**202**	67
	303	382	292	**685**	612
Net interest income	**328**	278	343	**606**	698
Other income					
Financial market fees	**178**	164	120	**342**	256
Deposit and payment service charges	**51**	49	47	**100**	94
Trading revenues	**49**	160	43	**209**	82
Gains (losses) on investment account securities, net	**16**	(7)	(10)	**9**	2
Card service revenues	**12**	12	11	**24**	22
Lending fees	**51**	76	49	**127**	99
Acceptances, letters of credit and guarantee	**16**	16	15	**32**	34
Securitization revenues	**43**	51	44	**94**	98
Foreign exchange revenues	**18**	19	18	**37**	35
Trust services and mutual funds	**62**	57	51	**119**	105
Other	**60**	38	42	**98**	83
	556	635	430	**1,191**	910
Total revenues	**884**	913	773	**1,797**	1,608
Provision for credit losses	**19**	44	41	**63**	82
	865	869	732	**1,734**	1,526
Operating expenses					
Salaries and staff benefits	**347**	345	292	**692**	609
Occupancy	**48**	46	49	**94**	95
Computers and equipment	**84**	73	80	**157**	159
Communications	**20**	19	20	**39**	41
Professional fees	**32**	24	25	**56**	51
Other	**71**	72	63	**143**	122
	602	579	529	**1,181**	1,077
Income before income taxes and non-controlling interest	**263**	290	203	**553**	449
Income taxes	**76**	97	58	**173**	131
	187	193	145	**380**	318
Non-controlling interest	**7**	7	7	**14**	14
Net income	**180**	186	138	**366**	304
Dividends on preferred shares	**6**	6	8	**12**	13
Net income available to common shareholders	**174**	180	130	**354**	291
Number of common shares outstanding (thousands)					
Average - basic	**172,023**	174,669	178,348	**173,361**	180,574
Average - diluted	**174,520**	177,008	179,666	**175,778**	181,821
End of period				**169,730**	175,670
Earnings per common share					
Basic	**1.01**	1.03	0.73	**2.04**	1.61
Diluted	**1.00**	1.02	0.72	**2.02**	1.60
Dividends per common share	**0.33**	0.33	0.26	**0.66**	0.52

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**April 30 2004**	January 31 2004	October 31 2003	April 30 2003
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**198**	193	313	328
Deposits with financial institutions	**8,398**	7,837	6,643	5,255
	8,596	8,030	6,956	5,583
Securities				
Investment account	**5,825**	5,770	6,998	7,124
Trading account	**18,339**	17,701	19,151	14,224
Loan substitutes	**20**	20	30	63
	24,184	23,491	26,179	21,411
Securities purchased under reverse repurchase agreements	**4,234**	4,411	3,955	3,419
Loans				
Residential mortgage	**14,489**	14,014	13,976	13,148
Personal and credit card	**6,862**	6,260	6,101	5,920
Business and government	**19,324**	18,352	19,025	20,216
Allowance for credit losses	**(614)**	(643)	(630)	(646)
	40,061	37,983	38,472	38,638
Other				
Customers' liability under acceptances	**3,165**	3,160	3,334	3,128
Assets held for disposal	**-**	-	-	225
Premises and equipment	**268**	264	263	241
Goodwill	**662**	662	660	660
Intangible assets	**181**	182	183	184
Other assets	**2,371**	2,629	2,421	2,319
	6,647	6,897	6,861	6,757
	83,722	80,812	82,423	75,808
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**24,048**	23,853	23,512	23,234
Business and government	**23,172**	21,637	22,700	22,741
Deposit-taking institutions	**6,644**	6,010	5,251	4,354
	53,864	51,500	51,463	50,329
Other				
Acceptances	**3,165**	3,160	3,334	3,128
Obligations related to securities sold short	**9,481**	8,644	8,457	6,331
Obligations related to securities sold under repurchase agreements	**6,208**	6,643	8,674	4,358
Other liabilities	**5,001**	4,832	4,484	5,614
	23,855	23,279	24,949	19,431
Subordinated debentures	**1,488**	1,473	1,516	1,553
Non-controlling interest	**416**	400	398	433
Shareholders' equity				
Preferred shares	**375**	375	375	500
Common shares	**1,556**	1,583	1,583	1,583
Contributed surplus	**4**	3	2	-
Unrealized foreign currency translation adjustment	**2**	1	6	15
Retained earnings	**2,162**	2,198	2,131	1,964
	4,099	4,160	4,097	4,062
	83,722	80,812	82,423	75,808

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended April 30		Six months ended April 30	
	2004	2003	**2004**	2003
Cash flows from operating activities				
Net income	**180**	138	**366**	304
Adjustments for:				
Provision for credit losses	**19**	41	**63**	82
Amortization of premises and equipment	**13**	13	**25**	24
Future income taxes	**4**	(5)	**1**	1
Translation adjustment on foreign currency subordinated debentures	**15**	(28)	**17**	(39)
Losses (gains) on sales of investment account securities, net	**(16)**	10	**(9)**	(2)
Gains on asset securitization	**(18)**	(14)	**(35)**	(34)
Stock option expense	**1**	-	**2**	-
Change in interest payable	**(16)**	(2)	**6**	(3)
Change in interest receivable	**(13)**	(8)	**180**	5
Change in income taxes payable	**(34)**	79	**(153)**	85
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**92**	73	**(154)**	301
Change in trading account securities	**(638)**	(2,555)	**812**	(1,045)
Excess of contributions over expense for employee pension plans	**(5)**	-	**(20)**	(77)
Change in other items	**435**	854	**770**	1 467
	19	(1,404)	**1,871**	1,069
Cash flows from financing activities				
Change in deposits	**2,364**	341	**2,401**	(1,361)
Maturity of subordinated debentures	**-**	-	**(45)**	-
Issuance of common shares	**13**	4	**27**	11
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(194)**	(194)	**(263)**	(240)
Dividends paid on common shares	**(57)**	-	**(115)**	(91)
Dividends paid on preferred shares	**(6)**	(5)	**(11)**	(10)
Change in obligations related to securities sold short	**837**	246	**1,024**	789
Change in obligations related to securities sold under repurchase agreements	**(435)**	1,065	**(2,466)**	(58)
Change in other items	**1**	(3)	**(4)**	(7)
	2,523	1,454	**548**	(767)
Cash flows from investing activities				
Change in loans	**(2,347)**	(1,515)	**(2,372)**	(832)
Proceeds from securitization of assets	**250**	281	**720**	558
Purchases of investment account securities	**(2,285)**	(5,667)	**(4,880)**	(11,432)
Sales of investment account securities	**2,246**	6,003	**6,062**	11,186
Change in securities purchased under reverse repurchase agreements	**177**	7	**(279)**	(1,053)
Net acquisition of premises and equipment	**(17)**	(8)	**(30)**	(10)
	(1,976)	(899)	**(779)**	(1,583)
Increase (decrease) in cash and cash equivalents	**566**	(849)	**1,640**	(1,281)
Cash and cash equivalents at beginning	**8,030**	6,432	**6,956**	6,864
Cash and cash equivalents at end	**8,596**	5,583	**8,596**	5,583
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**198**	328	**198**	328
Deposits with financial institutions	**8,398**	5,255	**8,398**	5,255
Total	**8,596**	5,583	**8,596**	5,583
Interest and dividends paid	**382**	300	**806**	718
Income taxes paid	**92**	8	**309**	78

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	**-**	200
Preferred shares at end	**375**	500
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**27**	11
Repurchase of common shares for cancellation (Note 6)	**(54)**	(67)
Common shares at end	**1,556**	1,583
Contributed surplus at beginning	**2**	-
Stock option expense	**2**	-
Contributed surplus at end	**4**	-
Unrealized foreign currency translation adjustment at beginning	**6**	17
Foreign exchange gains (losses) on activities where the functional currency is other than the Canadian dollar	**(20)**	30
Income taxes related to foreign exchange gains and losses	**16**	(32)
Unrealized foreign currency translation adjustment at end	**2**	15
Retained earnings at beginning	**2,131**	1,945
Net income	**366**	304
Dividends		
Preferred shares	**(11)**	(13)
Common shares	**(115)**	(95)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	**-**	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	**(209)**	(173)
Share issuance expenses, net of income taxes	**-**	(3)
Retained earnings at end	**2,162**	1,964
Shareholders' equity	**4,099**	4,062

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 in the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets

Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the six months ended April 30, 2004.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise. The adoption of this Guideline did not have a material impact on the consolidated financial statements for the six months ended April 30, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities
In March 2004, the CICA published a draft Guideline of proposed changes to Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding recently revised U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Guideline.

Investment companies
In January 2004, the CICA issued Accounting Guideline No. 18, "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently examining the impact of this new Guideline.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Country risk allowance	Net
April 30, 2004					
Residential mortgage	14,489	6	3	-	3
Personal and credit card	6,862	31	17	-	14
Business and government	19,324	412	200	9	203
	40,675	449	220	9	220
General allowance [1]					(385)
Impaired loans, net of specific and general allowances					(165)
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	19,025	436	186	19	231
	39,102	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at April 30, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $2 million ($4 million as at October 31, 2003).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Six months ended April 30 2004	2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	83	(30)	10	-	**63**	82
Write-offs	(100)	-	-	(11)	**(111)**	(123)
Recoveries	31	-	-	1	**32**	25
Allowances at end	220	270	115	9	**614**	646

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

6. Capital Stock

Issued and fully paid as at April 30, 2004

First preferred shares		
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		375
169,729,578	common shares	1,556
		1,931
6,547,975	stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings.

As at April 30, 2004, the Bank has completed the repurchase of 5,937,176 common shares at a cost of $263 million, which reduced common equity capital by $54 million and retained earnings by $209 million.

7. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $250 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $249 million and retained the rights to future excess interest in the amount of $11 million. The Bank also recorded a servicing liability of $1 million. A pre-tax gain of $9 million, net of transaction fees of $1 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

8. Guarantees, Commitments and Contingent Liabilities

As at April 30, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No. 14 "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities – multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at April 30, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $904 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income [1]	**316**	300	**23**	22	**54**	70	**(65)**	(49)	**328**	343
Other income [1]	**160**	146	**182**	134	**194**	118	**20**	32	**556**	430
Total revenues	**476**	446	**205**	156	**248**	188	**(45)**	(17)	**884**	773
Operating expenses	**297**	283	**154**	125	**136**	117	**15**	4	**602**	529
Contribution	**179**	163	**51**	31	**112**	71	**(60)**	(21)	**282**	244
Provision for credit losses	**36**	39	**-**	-	**17**	13	**(34)**	(11)	**19**	41
Income before income taxes and non-controlling interest	**143**	124	**51**	31	**95**	58	**(26)**	(10)	**263**	203
Income taxes [1]	**51**	45	**17**	11	**36**	21	**(28)**	(19)	**76**	58
Non-controlling interest	**-**	-	**1**	1	**-**	-	**6**	6	**7**	7
Net income (net loss)	**92**	79	**33**	19	**59**	37	**(4)**	3	**180**	138
Average assets	**40,092**	38,555	**669**	656	**43,531**	36,462	**(5,618)**	(5,563)	**78,674**	70,110

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income [2]	**639**	612	**45**	45	**48**	141	**(126)**	(100)	**606**	698
Other income [2]	**320**	302	**346**	273	**468**	284	**57**	51	**1,191**	910
Total revenues	**959**	914	**391**	318	**516**	425	**(69)**	(49)	**1,797**	1,608
Operating expenses	**589**	562	**302**	256	**268**	245	**22**	14	**1,181**	1,077
Contribution	**370**	352	**89**	62	**248**	180	**(91)**	(63)	**616**	531
Provision for credit losses	**65**	80	**-**	-	**41**	23	**(43)**	(21)	**63**	82
Income before income taxes and non-controlling interest	**305**	272	**89**	62	**207**	157	**(48)**	(42)	**553**	449
Income taxes [2]	**109**	99	**30**	22	**76**	56	**(42)**	(46)	**173**	131
Non-controlling interest	**-**	-	**2**	2	**-**	-	**12**	12	**14**	14
Net income (net loss)	**196**	173	**57**	38	**131**	101	**(18)**	(8)	**366**	304
Average assets	**39,781**	38,447	**662**	664	**43,099**	36,848	**(5,548)**	(5,742)	**77,994**	70,217

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment comprises corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) **Taxable equivalent**
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $18 million ($10 million in 2003) and other income by $13 million ($15 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the six months ended April 30, 2004, net interest income was grossed up by $31 million ($23 million in 2003) and other income by $11 million ($27 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Bank News

Jean Douville named Chairman of the Board: At the meeting of the Board of Directors which followed the Annual Meeting of Shareholders held on March 10, 2004, Jean Douville was named Chairman of the Bank's Board of Directors. Mr. Douville has been a member of the Board since 1991 and is Chair of the Conduct Review and Corporate Governance Committee. He also chaired the Audit and Risk Management Committee for two years.

Revue Commerce survey on companies most admired by Quebecers: For a second consecutive year, National Bank continues to hold the top spot among financial institutions, according to the latest annual survey conducted by the business magazine *Commerce* and the firm Léger Marketing.

National Bank All-In-One: In March 2004, the Bank launched the National Bank All-In-One, an innovative and economical solution for managing personal finances. This leading-edge product allows customers to consolidate all of their financing needs in a single transaction account by using the financial value of their home or investments. With its preferred interest rate, flexible repayment options and higher credit limit, the All-In-One offers customers substantial savings and greater independence.

The SMEs of the National Bank Recognition Program: In April 2004, the Bank launched the 11th edition of its program, which honours the exceptional performances of small and medium-sized enterprises from among its Quebec business clients. The program is an excellent opportunity for the winning companies to raise their profile in Quebec and benefit from media coverage. Provincial winners will be chosen from among the regional finalists in each of the following categories: Small Business, SME, Agricultural SME and Export SME.

National Bank donates $1 million to the John Molson School of Business: The Bank, in cooperation with Concordia University, announced the establishment of a new PhD fellowship program for research in finance, The National Bank Fellowships, at the John Molson School of Business. The program, launched in February 2004, will use the $1 million donation to support 50 students working towards a PhD in finance with individual fellowships worth $20,000.

Take a stand for UQAM: On April 13, 2004, the *Université du Québec à Montréal* officially kicked off its major fund-raising campaign for 2002-2007, *Prenez position pour l'UQAM*. Réal Raymond, himself an alumnus of UQAM, is spearheading the university's $50 million financing campaign. UQAM has earmarked the funds for a number of projects including building a science outreach centre on the site of the science complex.

Réal Raymond participates in the NBF Canadian Financial Services Conference: At the April 2004 conference held in Montreal, Mr. Raymond presented the Bank's business model highlighting its strategy outside Quebec, an unknown aspect of the operations of "Quebec's leading bank". He emphasized the Bank's increasing importance on Canadian capital markets through its treasury and brokerage activities. He also focused on the Bank's positioning in various sectors of activity in all growth phases of product life cycles, achieved through sound diversification and strong synergies between business units.

Strategic alliance with the Louis Dreyfus Corporation: The Louis Dreyfus Corporation and National Bank announced the creation of a strategic alliance to provide value-added products and services to the natural gas market in Canada. Louis Dreyfus Energy Canada Inc., a subsidiary of Louis Dreyfus Corporation, will participate with the Bank in developing and providing innovative products and services and risk management solutions to Canadian natural gas producers, aggregators and consumers.

Sale of assets of three branches to Desjardins: In March 2004, National Bank and Desjardins Group announced the conclusion of an agreement under which three National Bank branches in Abitibi would be transferred to Desjardins. The transaction involved the branches in Matagami, Senneterre and Lebel-sur-Quévillon.

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** in the menu on the right-hand side of the screen under Economic Analysis.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: ***telnat@nbc.ca***

Quarterly Report Publication Dates for Fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

DISCLOSURE OF SECOND QUARTER 2004 RESULTS

Conference Call:
- A conference call for analysts and institutional investors will be held on **May 27, 2004 at 1:00 p.m. ET.**
- Access by telephone is **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard until June 3, 2004 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3049614.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents:
- The quarterly financial statements are available at all times on the National Bank's Web site at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's Web site shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

www.nbc.ca/investorrelations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and first half of 2004.

Analysis of Results

Operating Results

For the second quarter ended April 30, 2004, National Bank earned net income of $180 million, compared to $138 million for the same period one year earlier. Earnings per share reached $1.01 compared to $0.73 for the second quarter of 2003, up 38%. Return on common shareholders' equity was 19.0%, as against 14.8% for the quarter ended April 30, 2003.

For the six-month period ended April 30, 2004, net income totalled $366 million, compared to $304 million for the first half of 2003, an increase of 20%. At $2.04, earnings per share for the first half of 2004 were up 27% from $1.61 per share for the corresponding period of 2003. Finally, return on common shareholders' equity, at 19.0%, was substantially ahead of the 16.3% result recorded for the first six months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with current year presentation.

Personal and Commercial

Quarterly net income for the Personal and Commercial segment amounted to $92 million, up 16% from the $79 million for the same period of 2003. This improvement over the corresponding period of 2003 owes to the combined effect of higher revenues, the lower provision for credit losses and enhanced productivity.

At $316 million, net interest income rose $16 million, or 5%, compared to the second quarter of 2003. This growth was due to the volume of loans and acceptances, specifically consumer loans, which rose 21%, and the spread, which inched up two basis points to 3.21% for the second quarter of 2004. Other income increased by $14 million to $160 million owing to transaction account revenues, lending fees and foreign exchange revenue.

Operating expenses for the quarter were $297 million, as against $283 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments. The efficiency ratio was 62.4% in the second quarter of 2004, down from 63.5% for the second quarter of 2003.

For the first six months of fiscal 2004, net income for the Personal and Commercial segment amounted to $196 million, up 13% over the same period of 2003. This improvement is explained by the approximate 4% increase in the volume of loans and acceptances, the wider spread, growth in other income, and lower credit losses, which fell from $80 million in the first half of 2003 to $65 million for the same period of 2004.

Wealth Management

The Wealth Management segment continued to experience a high level of activity in the second quarter of 2004, which drove net income up an impressive 74% to $33 million dollars, compared to $19 million for the same period one year earlier.

Total revenues grew to $205 million in the second quarter of 2004 from $156 million in the same period of 2003, an increase of 31%. Close to 70% of the increase derived from brokerage activities, with the remainder coming from investment management and mutual fund revenues.

Operating expenses totalled $154 million for the second quarter of 2004, as against $125 million for the same period of 2003. Variable compensation accounted for approximately 80% of the increase. However, the efficiency ratio improved substantially, from 80.1% in the second quarter of 2003 to 75.1% this quarter, it reflects a significant growth in revenues while a portion of the operating expenses remain fixed.

For the first half of fiscal 2004, net income for the Wealth Management segment reached $57 million, compared to $38 million for the first half of 2003, with revenues growing 23% and operating expenses increasing 18%.

Financial Markets

Net income for the Financial Markets segment amounted to $59 million for the second quarter of 2004, up 59% from the $37 million recorded for the same period of 2003.

Revenues for the quarter climbed $60 million, or 32%, to $248 million. Approximately 40% of the increase was attributable to financial market fees. Gains on investment account securities, which grew by $38 million, due, in particular, to losses on credit derivatives recorded in the second quarter of 2003, accounted for the remainder of the increase. In addition, trading revenues held steady over the corresponding quarter of 2003.

Trading revenues *(millions of dollars)*	Q2 2004	Q2 2003	First six months 2004	First six months 2003
Financial Markets				
Interest rate	10	22	34	53
Equity	53	29	100	51
Commodities and foreign exchange	-	12	13	22
	63	**63**	**147**	**126**
Other segments	2	3	4	6
Total	**65**	**66**	**151**	**132**
Net interest income	7	11	(63)	27
Other income	49	43	209	82
Taxable equivalent	9	12	5	23
Total	**65**	**66**	**151**	**132**

Operating expenses were $136 million for the quarter, compared to $117 million for the second quarter of 2003. The increase was primarily due to variable compensation.

The provision for credit losses amounted to $17 million for the quarter, compared to $13 million for the same period last year.

For the first half of fiscal 2004, the Financial Markets segment generated net income of $131 million, a 30% increase over the same period last year. The reason for the increase is twofold: first, revenues, fuelled by a resurgence in financial market activity and the solid performance of Treasury, rose by 21% to $516 million. Second, the efficiency ratio improved, going from 57.6% for the first six months of 2003 to 51.9% for the first half of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $4 million for the second quarter of 2004, compared to net income of $3 million for the same period of 2003.

The credit amount of the provision for credit losses comprises the reversal of $20 million from the general allowance for credit risk.

For the six-month period ended April 30, 2004, the "Other" heading posted a net loss of $18 million, compared to a net loss of $8 million for the corresponding period of 2003.

Consolidated Results

Revenues

Total revenues for the second quarter of 2004 amounted to $884 million, compared to $773 million for the same period of 2003, an increase of $111 million, or 14%.

Net interest income totalled $328 million for the quarter, compared to $343 million for the second quarter of 2003. The decrease was due to the reduction in capital resulting from share purchase programs, to the lower volume of corporate loans and to the decline in asset and liability matching income from the same period of 2003. However, net interest income in the Personal and Commercial segment grew $16 million, or 5%, to reach $316 million for the second quarter of 2004. Financial market fees, totalling $178 million for the quarter, were up $58 million, or 48%, and accounted for over half of the increase in total revenues. This growth reflects the high volume of individual and institutional trading on financial markets. Gains on investment account securities were up $26 million to $16 million in the second quarter of 2004, primarily owing to losses recorded on credit derivatives in the second quarter of 2003. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were up $11 million, or 22%. This growth was attributable to the correspondent network, investment management and the increase in assets under management in mutual funds.

For the first six months of fiscal 2004, total revenues were $1,797 million, compared to $1,608 million for the corresponding half of 2003, an increase of 12%. Excluding the "Other" heading, a fifth of the increase was derived from Personal and Commercial banking activities, around 35% from Wealth Management revenues and the remainder from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $602 million, an increase of $73 million, compared to $529 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $347 million for the quarter and accounted for close to 60% of expenses, were up $55 million from the corresponding quarter of 2003. Approximately 80% of the increase was due to variable compensation related to growth in financial market revenues.

For the first six months of fiscal 2004, operating expenses were $1,181 million, compared to $1,077 million for the same period of 2003. Nearly 60% of the $104 million increase was attributable to variable remuneration. The efficiency ratio went from 67.0% for the first half of 2003 to 65.7% for the first half of 2004.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $19 million, compared to $41 million for the corresponding quarter of 2003. The decline in the provision stemmed primarily from the $20 million reduction in the general allowance for credit risk. Moreover, credit losses in the

Personal and Commercial segment were down 8% or $3 million to $36 million. In the Financial Markets segment, the provision for credit losses rose $4 million to $17 million for the second quarter of 2004.

As at April 30, 2004, allowances for credit losses exceeded impaired loans by $165 million, compared to $154 million as at October 31, 2003 and $179 million at the end of the corresponding quarter of 2003. Corporate Banking and Real Estate were chiefly responsible for the decline in impaired loans since the beginning of fiscal 2004.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.6% as at April 30, 2004 versus 13.0% as at October 31, 2003 and 13.3% as at April 30, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Trading Activities (1)

(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2004				For the quarter ended January 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6)	(7)	(4)	(3)	(4)	(7)	(5)	(3)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equity	(2)	(3)	(2)	(2)	(2)	(4)	(2)	(1)
Commodities	-	(1)	-	-	-	-	-	-
Correlation effect(2)	3	7	3	2	3	7	3	-
Global VaR	**(6)**	**(6)**	**(4)**	**(3)**	**(4)**	**(6)**	**(5)**	**(4)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans were the principal drivers of the increase. The table below presents the main loan and deposit items.

Average monthly volumes *(millions of dollars)*	April 2004	October 2003
Loans and acceptances*		
Residential mortgages	18,544	18,105
Consumer loans	5,842	5,193
Credit card receivables	1,576	1,525
Business loans	18,210	18,143
	44 172	**42 966**
Deposits		
Personal (balance)	24,048	23,512
Off-balance sheet personal savings (balance)	55,752	51,525
Business	10,554	10,533

*including securitized assets

As at April 30, 2004, residential mortgages totalled $18.5 billion, up approximately $400 million or 2.4% from October 31, 2003. Consumer loans, which stood at $5.8 billion, have risen 12.5% since the beginning of fiscal 2004. Excluding indirect loans, this growth, which was mainly due to partnership volumes, would have been 15%. Credit card receivables have increased 3.3% since the beginning of fiscal 2004 to $1.6 billion as at April 30, 2004. Business loans and acceptances stood at $18.2 billion versus $18.1 billion as at October 31, 2003. Lower corporate loan volumes offset the growth of nearly 2.3% in small and medium-sized business loans.

Personal deposits have grown by approximately $500 million or 2.3% since October 31, 2003 to $24.0 billion. As at April 30, 2004, off-balance sheet savings administered by the Bank and its subsidiaries stood at $55.8 billion, an increase of $4.2 billion or 8.2%. The savings products administered by the brokerage subsidiaries accounted for more than 60% of this growth, mutual funds for $900 million and the products administered by National Bank Trust for the balance.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.2%, respectively, as at April 30, 2004, compared to 9.6% and 13.4% as at October 31, 2003.

Dividends

At its meeting on May 27, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 38 cents per common share, payable on August 1, 2004 to shareholders of record on June 28, 2004.

Highlights

(unaudited)	Quarter ended April 30			Six months ended April 30		
	2004	2003	**% Change**	**2004**	2003	**% Change**
Operating results						
(millions of dollars)						
Total revenues	**$884**	$773	14	**$1,797**	$1,608	12
Net income	**180**	138	30	**366**	304	20
Return on common shareholders' equity	**19.0 %**	14.8 %		**19.0 %**	16.3 %	
Per common share						
Earnings per share - basic	**$1.01**	$0.73	38	**$2.04**	$1.61	27
Dividends paid	**0.33**	0.26	27	**0.66**	0.52	27
Book value				**21.94**	20.28	8
Stock trading range						
High	**47.93**	35.15		**47.93**	35.15	
Low	**43.27**	31.26		**40.17**	29.95	
Close	**44.48**	34.90		**44.48**	34.90	

Financial position (millions of dollars)	**April 30 2004**	October 31 2003	
Total assets	**$83,722**	$82,423	2
Loans and acceptances	**43,226**	41,806	3
Deposits	**53,864**	51,463	5
Subordinated debentures and shareholders' equity	**5,587**	5,613	-
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.2 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(165)**	(154)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**166,682**	155,348	
Total personal savings	**79,800**	75,037	
Interest coverage	**11.47**	10.22	
Asset coverage	**3.29**	3.19	
Other information			
Number of employees	**16,366**	16,935	(3)
Number of branches in Canada	**474**	477	(1)
Number of banking machines	**815**	817	-

File No. 82-3764

PRELIMINARY (SHORT FORM) BASE SHELF PROSPECTUS

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to US persons.

NATIONAL BANK OF CANADA

Initial Public Offering

May 28, 2004

NATIONAL BANK OF CANADA

OpenSky CAPITAL

Alternative Strategy Notes

$250,000,000 (Maximum)

OpenSky Alternative Strategy Notes issuable in series (the "Notes") of the National Bank of Canada (the "Bank") of an aggregate amount of up to $250,000,000 or the equivalent in Specified Currencies (as defined hereinafter), may be sold hereunder from time to time during the two-year period that this shelf prospectus, including any amendments thereto, remains valid.

The specific terms of any series of Notes not described herein, including the aggregate number of Notes being offered, the Specified Currency, the closing date, the maturity date, the Exposure Factor, the Spread Fee and the DSC Factor (as defined herein) will be set forth in a prospectus supplement (a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this prospectus.

Each series of Notes will be issued at a closing date (a "Closing Date") for an issue price (the "Issue Price) of $10 per Note (or as set forth in a prospectus supplement for series with Specified Currencies other than the Canadian dollar). On the specified maturity date (the "Maturity Date"), each holder of Notes of a series (a "Noteholder") will be entitled to receive an amount in the Specified Currency equal to NAV per Note (as defined hereinafter) at the Maturity Date in respect of each Note held by such Noteholder. The Notes will not bear interest. The return on the Notes will be linked to the performance of the Bank's Multi-strategy Program (the "Program"), subject to an exposure factor that will set the leverage of a specific series of Notes to the Program (the "Exposure Factor"), thereby enhancing the return or the losses of the Program for Noteholders. Series denominated in Canadian dollars will be hedged for exchange rate fluctuations. The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program, but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. The Notes may not be called for redemption by the Bank prior to the Maturity Date except in certain limited circumstances.

Prospective purchasers should take into account various risk factors associated with this offering including the risk that the value of a Note and the amount per Note to be received by a Noteholder at the Maturity Date or upon an early sale will fluctuate and may be less than the Issue Price of such Note. See "Risk Factors".

In this prospectus, "$" refers to Canadian dollars, unless otherwise expressly specified.

There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that it will use its reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes". Notes purchased through FundSERV will be redeemable at the option of the Noteholder on a weekly basis. See "FundSERV – Sale through FundSERV".

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**

The Notes will be offered by the Agent acting as such in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Bank and the Agent by Fasken Martineau DuMoulin LLP. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subscription for Notes may be made through the mutual fund entry system FundSERV. Subscription funds received through FundSERV will be transferred to a trust account and held in escrow until the Closing Date.

National Bank Financial Inc., the Agent, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

A global certificate for the full amount of the issue of each series of Notes will be issued in registered form to The Canadian Depositary for Securities Limited ("CDS") or its nominee and will be deposited with CDS on each Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests will be made in CDS's book-based system. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

TABLE OF CONTENTS

	Page
Eligibility for Investment	3
Documents Incorporated by Reference	5
Summary of the Offering	6
Glossary	12
National Bank of Canada	17
The MULTI-STRATEGY Program	17
RISK ALLOCATION	23
Details of the Offering and Description of the notes	33
Risk Factors	46
Federal Income Tax Considerations	50
Plan of Distribution	52
Use of Proceeds	52
Legal Matters	52
Transfer Agent and Registrar	52
Statutory Rights of Withdrawal and Rescission	53
Certificate of the Bank	54
Certificate of the Agent	55

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, in accordance with legislation in effect at the date hereof and subject to compliance with prudent investment standards and general investment provisions and restrictions contained in the following statutes (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain circumstances, the filing of such policies, procedures or goals and, where applicable, without resort to the so-called "basket" provisions, the Notes offered hereby will not, at a Closing Date, be precluded as investments under the following statutes:

(a) *Insurance Companies Act* (Canada);

(b) *Trust and Loan Companies Act* (Canada);

(c) *Pension Benefits Standards Act, 1985* (Canada);

(d) *An Act respecting insurance* (Québec), for an insurer, as defined therein, incorporated under the laws of Québec, other than a guarantee fund;

(e) *An Act respecting trust companies and savings companies* (Québec), for a trust company, as defined therein, investing its own funds and funds received as deposits, and for a savings company, as defined therein, investing its funds;

(f) *Supplemental Pension Plans Act* (Québec);

(g) *Loan and Trust Corporation Act* (Ontario);

(h) *Pension Benefits Act* (Ontario);

(i) *Financial Institutions Act* (British Columbia)

(j) *Pension Benefits Standards Act* (British Columbia);

(k) *Alberta Heritage Savings Trust Fund Act* (Alberta);

(l) *Loan and Trust Corporations Act* (Alberta);

(m) *Insurance Act* (Alberta);

(n) *Financial Administration Act* (Alberta);

(o) *Employment Pension Plans Act* (Alberta);

(p) *The Pension Benefits Act, 1992* (Saskatchewan);

(q) *The Trust and Loan Corporations Act* (Saskatchewan);

(r) *The Insurance Act* (Manitoba);

(s) *The Pension Benefits Act* (Manitoba);

(t) *The Trustee Act* (Manitoba);

(u) *Trustees Act* (New Brunswick);

(v) *Pension Benefits Act* (New Brunswick);

(w) *Trustee Act* (Nova Scotia);

(x) *Insurance Companies Act* (Newfoundland and Labrador); and

(y) *Pension Benefits Act, 1997* (Newfoundland and Labrador).

In the opinion of such counsel, in accordance with legislation in effect at the date hereof, the Notes offered hereby will, at a Closing Date, be qualified investments under the Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs"), other than DPSPs under which the Bank or any person or partnership with which the Bank does not deal at arm's length within the meaning of the Act is an employer, and may be held in such plan subject to the terms of the plan. The Notes do not constitute "foreign property" for the purpose of Part XI of the Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6081 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary, National Bank of Canada, at the above-mentioned address and telephone number.

The following documents, filed by the Bank with the Superintendent of Financial Institutions and with the various securities commissions or similar authorities in each province of Canada, are specifically incorporated by reference to and form an integral part of this prospectus:

(a) the Annual Information Form of the Bank dated November 8, 2003, for the year ended October 31, 2003;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003 together with the Auditors' Report thereon, and Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

(c) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004;

(d) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004; and

(e) the Management Proxy Circular dated January 22, 2004 containing information as at January 21, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004 except for these portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Bank with the various securities commissions or similar authorities in Canada, after the date of this prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms with respect to any offered Notes and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated by reference to this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of such offered Notes.

SUMMARY OF THE OFFERING

The following is a summary of more detailed information appearing elsewhere in this prospectus. Capitalized terms not defined in this summary are defined elsewhere in this prospectus. See "Glossary".

Issuer: National Bank of Canada.

Issue: OpenSky Alternative Strategy Notes, issuable in series.

Issue Amount: Up to $250,000,000 or the equivalent in Specified Currencies.

Investment Objective: The investment objective of the Notes is to provide Noteholders with an exposure to the Bank's Multi-strategy Program. Such exposure will be set at the Closing Date, should be greater than 100% and will not change for the life of the Notes as a percentage of the Total Value of the Notes, unless the Bank deems appropriate to reduce the exposure to 100% under extraordinary circumstances. As a result, if for example the Exposure Factor is set at 200%, initially an additional amount equal to 100% of the Total Value of the Notes will be borrowed to be invested in the Program and will be adjusted every month to maintain the exposure to the Program constant at 200%. In doing so, Noteholders will have a leveraged exposure to the return or the losses of the Program. For series of Notes issued in Canadian dollars, the return of the Notes will be hedged for exchange rate fluctuations.

Specified Currency: Each series of Notes will be issued in a Specified Currency at the Closing Date as set forth by the Bank in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the Euro (and any successor currency to any such currency or additional Specified Currencies).

Issue Price: $10 per Note (or as set forth in a prospectus supplement for series with Specified Currencies other than the Canadian dollar).

Use of proceeds: The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. See "Use of Proceeds".

Payment at Maturity: At Maturity, a Noteholder will receive as payment in respect of each Note held by such Noteholder an amount in the Specified Currency equal to the NAV per Note at the Maturity Date. See "Details of the Offering and Description of the Notes –Payment at Maturity".

Initial NAV per Note: The Initial NAV per Note will be equal to the Issue Price per Note.

NAV per Note: A separate account (the "Account") will be established for each series of Notes to determine the NAV per Note. The NAV per Note will be calculated as follows:

$$\text{NAV per Note}_t = \left\{ AIP \times \left(1 + NPR \times \frac{CP}{365}\right) \times \text{Exchange rate}_t +/- HC/B - [AEA + EF] \right\} \times \{1 - (SF + AF) \times CP/365\}$$

Exchange rate = Applicable Specified Currency / $US
AIP = Amount Invested in the Program = (NAV per Note $_{t-1}$ + Additional Exposure Amount) / Exchange rate $_{t-1}$
H C/B = Hedging Costs/Benefits
NPR = Net Program Return = Return of the Program net of the Management Fee
CP = Number of days in the Calculation Period
AEA = Additional Exposure Amount = NAV per Note $_{t-1}$ x (Exposure Factor – 100%)
EF = Exposure Fee = Additional Exposure Amount x (1-month LIBOR rate for the applicable Specified Currency + Spread Fee) x (CP/360 or 365)
SF = Service Fee
AF = Administrative Fee
$_t$ = Valuation Date

For series of Notes hedged against the fluctuations in the US/CAN dollar exchange rate, the Bank will invest the amount raised from the issue of a series of Notes in the Canadian currency and the Additional Exposure Amount in Units of the Program by borrowing the equivalent US dollar value to create a hedge against the fluctuations in the US/CAN dollar exchange rate. The Bank will thereafter hedge the Amount Invested in the Program on a monthly basis to remove currency risk on the past performance and on the initial NAV per Note through various hedging transactions, which may include forward contracts. Therefore, the Hedging Costs/Benefits will represent the difference between the cost of borrowing US funds and the return on the Canadian funds, plus the spread between the bid-offer on the forward market. Hedging Costs/Benefits will be calculated separately for each Account.

Exposure Policy: The Bank will determine in the relevant prospectus supplement at the Closing Date, for each series of Notes, an Exposure Factor which will set the exposure of a specific series' Total Value of Notes to the Program. An additional exposure amount (the "Additional Exposure Amount") will be calculated as follows for each series of Notes outstanding:

Additional Exposure Amount $_t$ = Total Value of the Notes $_{t-1}$ x (Exposure Factor – 100%)

The Additional Exposure Amount will be calculated monthly by the Bank and will bear interest at an annual rate equal to the 1-month LIBOR rate for the applicable Specified Currency (Bankers' Acceptance Rate for the Canadian Currency) plus the Spread Fee, as set forth in the prospectus supplement. Such Exposure Factor can always be reduced to 100% at the entire discretion of the Bank under circumstances the Bank would deem to be extraordinary during the life of the Notes.

Program:	The Multi-strategy Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. See "The Multi-Strategy Program".
Program Manager:	The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through a wholly-owned subsidiary, Innocap Investment Management Inc.
Interest:	The Notes will not bear interest. The return on the Notes will be linked to the performance of the Program, subject to an Exposure Factor and hedged for exchange rate fluctuations for series issued in Canadian dollars.
Reimbursement under Special Circumstances:	Notwithstanding the Maturity Date, the Bank may reimburse the Notes of any series under certain limited circumstances, including a change in laws, regulations, taxation regulations or taxation practices or other circumstances not within the control of the Bank. See "Details of the Offering and Description of the Notes – Reimbursement Under Special Circumstances".
Rank:	The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**
Book-Based System:	Notes of each series will be evidenced by a single global certificate held by CDS, or on its behalf, as registered holder of the Notes. Registration of the interests and transfers of the Notes will be made only through the book-based system of CDS, called CDSX. Subject to certain exceptions, Noteholders will not be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof and no Noteholder will be shown on the records maintained by CDS except through an agent who is a CDS Participant. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers". Noteholders purchasing Notes through FundSERV will have an indirect beneficial interest in the global certificate held by CDS. See "FundSERV".
Market for the Notes and Redemption Privilege:	The Notes are new securities for which there is currently no established trading market. The Bank does not intend to apply for listing of the Notes on any securities exchange. The Agent has agreed under certain conditions to use reasonable efforts to maintain until the Maturity Date, under normal market conditions, a weekly secondary market for the Notes, although the Agent may cease to do so at any time in the future without notice to the Noteholders. To the extent that the Agent facilitates the sale of the Notes from time to time on the secondary market, then the Bank has authorized the Agent to deduct a fee (the "Early Sale Fee") from the Bid Price of the Notes equal to 3.50% of the Issue Price, such Early Sale Fee to decline by a fixed

percentage to be set in the prospectus supplement (the "DSC Factor") every six months following the issue of the Notes until it reaches a minimum of 1.00%.

Notes purchased through FundSERV will be redeemable at the option of the Noteholder on a weekly basis. Sales of the Notes purchased through FundSERV will be effected at the Bid Price established after the close of market on the Redemption Deadline Date less the applicable Early Sale Fee. See "FundSERV – Sale through FundSERV".

Eligibility for Investment: In the opinion of counsel, the Notes will be eligible for investment under certain statutes as set forth under "Eligibility for Investment". Furthermore, the Notes will qualify for investment under the Act for trusts governed by RRSPs, RRIFs, RESPs and DPSPs. The Notes do not constitute foreign property for the purpose of the Act.

Risk Factors: Prospective purchasers should take into account various risk factors associated with this offering, including, but not limited to, (i) the speculative nature of the Notes and their suitability only for certain investors who have specific investment objectives; (ii) the risk that the value of a Note and the amount per Note to be received by a Noteholder at Maturity or upon an early sale will fluctuate with the level of the NAV per Note and may be less than the Issue Price of such Note (iii) the fact that the Exposure Factor is intended to be greater than 100% and will thereby enhance the return or the losses that would have been obtained through a 100% direct exposure of the Note to the Program (iv) the payments owed to the Noteholders will be dependent upon the financial health and credit-worthiness of the Bank, (v) the absence of recourse of Noteholders against the assets of the Program resulting from the absence of a proprietary interest of the Noteholders in the assets of the Program; (vi) the amount of the market price to be received by an investor who desires to sell any Notes prior to Maturity will depend essentially on the relative NAV per Note calculated at the appropriate times; (vii) the Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance; (viii) the exposure of Noteholders to fluctuations in the value of the Specified Currency (other than the Canadian or US dollar) in which the Notes are denominated against the US dollar; (ix) the return on the Notes issued in Canadian currency may be impacted by the Hedging Costs/Benefits (x) the Program Manager or the Bank, as the case may be, will be solely responsible for computing the NAV of the Program, the NAV per Unit and the NAV per Note from time to time and a calculation error made by the Program Manager or the Bank, as the case may be, will affect the price at which a Noteholder could have sold its Notes; (xi) past performance of any Trading Advisor will not necessarily be indicative of future results; (xii) the Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program and the loss of such individuals for any reason may have an impact on the Program's return; (xiii) investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes. See "Risk Factors" for a more detailed description of the foregoing risk factors and additional risk factors associated with this offering.

SUMMARY OF THE EXPENSES

Fees and Expenses Payable by Noteholders

Management Fee:	The management fee payable to the Program Manager will be equal to 1.25% per annum of the Amount Invested in the Program (plus applicable taxes, if any), calculated and payable monthly in arrears.
Service Fee:	The service fee payable to the Investment Advisors will be equal to 1.00% per annum of the NAV per Note for each Note held by clients of the Investment Advisor at the end of each month, calculated and paid monthly in arrears on the 15th day of the following month. The Service Fee will not be payable on Notes sold or issued during the month.
Administrative Fee:	An administrative fee will be payable to OpenSky Capital, a division of National Bank Financial Inc., and will be equal to 0.50% per annum of the Total Value of the Notes, calculated and paid monthly in arrears.
Exposure Fee:	An exposure fee will be payable to the Bank and will be equal to the 1-month LIBOR rate for the applicable Specified Currency (Banker's Acceptance rate for the Canadian currency) plus the Spread Fee, as set forth in the prospectus supplement, applied on the Additional Exposure Amount as at the beginning of the month, calculated and paid monthly in arrears.
Other Expenses:	Other expenses, principally legal and audit fees estimated at $50,000 per annum, will be assumed by Noteholders.

Program's expenses

Trading expenses:	Expenses borne by the Program and paid from its assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees. See "Details of the Offering and Description of the Notes – Fees Assumed by the Program".

Bank's expenses

Operating Expenses:	All administrative, accounting and risk management expenses will be assumed by the Bank. See "Details of the Offering and Description of the Notes – Fees Assumed by the Bank".

Historical Performance

The following table shows the pro forma historical returns of the Notes and of other recognized benchmarks and risk parameters as at March 31, 2004.

RETURN HISTORY [(1)]

	1 Year	2 Years	3 Years	5 Years	Since Inception[(2)]
Notes [(3)]	30.4%	14.8%	8.1%	13.0%	17.5%
S&P/TSX Composite Index	37.7%	6.5%	6.0%	7.1%	8.9%
SCM Long Term Bond Index	14.2%	12.7%	9.8%	7.0%	10.4%

RISK AND RETURN ANALYSIS [(1) (2)]

	Volatility	Maximum Drawdown	Beta to S&P/TSX	Correlation to S&P/TSX	Sharpe Ratio
Notes [(3)]	13.3%	-9.1%	0.1	0.1	1.0
S&P/TSX Composite Index	17.9%	-43.2%	1.0	1.0	0.4
SCM Long Term Bond Index	7.4%	-7.1%	0.1	0.2	0.9

(1) The table above is provided to illustrate the experience and the historical returns obtained by the Notes for the periods indicated and is not necessarily indicative of future returns which will be earned on the Notes.
(2) Since July 1, 1996.
(3) Returns are net of all expenses borne by the Notes and assume an Exposure Factor of 200%.

The Notes' return reflects the historical return of the Program adjusted for an Exposure Factor of 200% reduced by the Management Fee and all other fees applicable to the Notes, as described. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the historical performance of the Program returns for the months ended from July 31, 1996 through December 31, 2003 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PriceWaterhouseCoopers LLP did not express an audit opinion on the historical performance of the Program. In addition, PricewaterhouseCoopers LLP did not audit or review the Pro Forma historical returns of the Notes as disclosed above. An investor may obtain, by written request to the Secretary of the Bank, a copy of the review engagement report of the Program prepared by PricewaterhouseCoopers LLP.

GLOSSARY

The capitalized terms contained in this prospectus which are not elsewhere defined have the meaning ascribed thereto hereunder.

Account:	An account will be established by the Bank for each series of Notes to derive the NAV per Note.
Act:	*Income Tax Act* (Canada).
Additional Exposure Amount:	An amount calculated as follows for each series of Notes outstanding: Additional Exposure Amount $_t$ = Total Value of the Notes $_{t-1}$ x (Exposure Factor – 100%)
Administrative Fee:	An administrative fee will be payable to OpenSky Capital, a division of National Bank Financial Inc., and will be equal to 0.5% per annum of the Total Value of the Notes, calculated and paid monthly in arrears.
Agent:	National Bank Financial Inc.
Agency Agreement:	The agreement dated ●, 2004, as may be amended from time to time, between the Bank and the Agent, relating to the offer, issuance and sale of the Notes.
Amount Invested in the Program:	(NAV per Note $_{t-1}$ + Additional Exposure Amount) / Exchange rate $_{t-1}$
Bank:	National Bank of Canada.
Beta:	Measure of a portfolio sensitivity to overall equity market directions.
Bid Price:	The Agent's bid price for the Notes.
Book-Entry System:	The record entry securities transfer and pledge system established and governed by one or more agreements between CDS and CDS Participants pursuant to which the operating rules and procedures for such system are established and administered by CDS, including in relation to CDS.
Business Day:	Any day other than a Saturday or a Sunday or a Canadian Banking Holiday.
Calculation Period:	The number of days between the preceding calculation of the NAV per Note and the Valuation Date.
Canadian Banking Holiday:	A day on which commercial banks in Montreal and Toronto are required or authorized by law to remain closed.
CDS:	The Canadian Depository for Securities Limited or its nominee.
CDS Participant:	A broker, dealer, bank or other financial institution or other person for whom CDS effects book-entry transfers and pledges of Notes under the Book-Entry System.
CDSX:	A "book-based system" of securities issuance and registration in which electronic records replace physical certificates; this system was established by CDS pursuant to rules and procedures therefor under agreements and rules establishing and governing the procedures for, among other things, the settlement of securities transactions under such system.
Commodities:	Historically, bulk goods such as grains, metals, and foods, that are traded on a commodities exchange or on the spot market, but now includes

financial commodities such as bonds, equities, currencies and indices of financial instruments.

Correlation: A statistical measure of the degree to which movements of two variables are related.

DSC Factor: A fixed percentage to be set in the prospectus that will decline every six months following the issue of the Notes (the "Early Sale Fee") until such fee reaches a minimum of 1%.

Early Sale Fee: A percentage equal to 3.5% of the Issue Price, to decline by the DSC Factor every six months following the issue of the Notes until it reaches a minimum of 1%.

Exchange Rate: The Specified Currency / US dollar foreign exchange rate as determined by the Program Manager as of 4:00 P.M. (Eastern time) on the Valuation Date using available and reliable market data.

Exposure Factor: A factor that will set the leverage of a specific series of Notes to the Program.

Exposure Fee: An exposure fee will be payable to the Bank and will be equal to the 1-month LIBOR rate for the applicable Specified Currency (Banker's Acceptance rate for the Canadian currency) plus the Spread Fee applied on the Additional Exposure Amount as at the beginning of the month, calculated and paid monthly in arrears.

Forward Contract: An obligation to buy or sell a security or other property at an agreed-upon price on a specified future date.

FundSERV: The facility maintained and operated by FundSERV Inc. for electronic communication with participating companies, including the receiving of orders, order match, contracting, registrations, settlement of orders, transmission of confirmation of purchases, and the redemption of investments or instruments.

Futures Contract: An obligation to buy or sell a security or other property at an agreed-upon price for future settlement and differs from a forward contract in that futures contracts are subject to standard terms, are exchange traded and satisfy margin requirements.

Hedging Costs/Benefits: For series of Notes hedged against the fluctuations in the US/CAN dollar exchange rate, the Bank will invest the amount raised from the issue of a series of Notes in the Canadian currency and the Additional Exposure Amount in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against the fluctuations in the US/CAN dollar exchange rate. The Bank will thereafter hedge the Amount Invested in the Program on a monthly basis to remove currency risk on the past performance and on the initial NAV per Note through various hedging transactions, which may include forward contracts. Therefore, the Hedging Costs/Benefits will represent the difference between the cost of borrowing US funds and the return on the Canadian funds, plus the spread between the bid-offer on the forward market. Hedging Costs/Benefits will be calculated separately for each Account.

Initial NAV per Note: The Initial NAV per Note will be equal to the Issue Price per Note.

Investment Advisors: The registered representatives whose clients are Noteholders.

Investment Committee: The investment committee of the Bank which is responsible for overseeing

the Program Manager in the structuring of the Program, the hiring of Trade Advisors and the allocation of capital at risk among the Trading Advisors.

Leverage: A term used to describe the objective of seeking magnified returns on an investment by using borrowed funds, margin accounts or securities or financial instruments that do not require immediate payment in full of the underlying obligation.

Long Position: A term used to signify ownership of securities or a position in the market that varies in value as the market rises or decreases.

Management Fee: The management fee payable to the Program Manager will be equal to 1.25% per annum of the Amount Invested in the Program (plus applicable taxes, if any), calculated and payable monthly in arrears.

Management of the Program: The officers and employees of the Program Manager who are responsible for the management of the Program.

Maturity or Maturity Date: The maturity or maturity date of the Notes of a particular series, as specified in the relevant prospectus supplement.

Maximum Drawdown: Measure of the largest cumulative loss of an investment as measured from an investment's highest value to its subsequent lowest value for a given period.

NAV of the Program: The net asset value (NAV) of the Program, being the market value (both realized and unrealized) based on the closing prices as determined by the Program Manager, or any other price the Program Manager believes to be reliable and representative of the market value of all cash and money market instruments, of all open positions and commodities interest and all other assets held in the Program, minus all applicable liabilities of the Program computed daily in US dollars all as set forth under "Determination of the NAV of the Program and the NAV per Unit".

NAV per Note: The NAV per Note will be calculated as follows:

$$\text{NAV per Note}_t = \left\{ \text{AIP} \times \left(1 + \text{NPR} \times \frac{\text{CP}}{365} \right) \times \text{Exchange rate}_t +/- \text{HC/B} - \left[\text{AEA} + \text{EF} \right] \right\} \times \left\{ 1 - (\text{SF} + \text{AF}) \times \text{CP}/365 \right\}$$

Exchange rate = Applicable Specified Currency / $US
AIP = Amount Invested in the Program = (NAV per Note $_{t-1}$ + Additional Exposure Amount) / Exchange rate $_{t-1}$
H C/B = Hedging Costs/Benefits
NPR = Net Program Return = Return of the Program net of the Management Fee
CP = Number of days in the Calculation Period
AEA = Additional Exposure Amount = NAV per Note $_{t-1}$ x (Exposure Factor – 100%)
EF = Exposure Fee = Additional Exposure Amount x (1-month LIBOR rate for the applicable Specified Currency + Spread Fee) x (CP/360 or 365)
SF = Service Fee
AF = Administrative Fee
$_t$ = Valuation Date

For series of Notes hedged against the fluctuations in the US/CAN dollar exchange rate, the Bank will invest the amount raised from the issue of a series of Notes in the Canadian currency and the Additional Exposure Amount in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against the fluctuations in the US/CAN dollar exchange rate. The Bank will thereafter hedge the Amount Invested in the Program on a monthly basis to remove currency risk on the past performance and on the initial NAV per Note through various hedging transactions, which may include forward contracts. Therefore, the Hedging Costs/Benefits will represent the difference between the cost of borrowing

US funds and the return on the Canadian funds, plus the spread between the bid-offer on the forward market. Hedging Costs/Benefits will be calculated separately for each Account.

NAV per Unit: The NAV of the Program divided by the number of units then outstanding at the corresponding date. See "Details of the Offering and Description of the Notes – Determination of Net Asset Value per Unit of the Program and of the Net Asset Value per Note".

Notes: OpenSky Alternative Strategy Notes.

Program: The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.

Program Manager: The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through its wholly-owned subsidiary Innocap Investment Management Inc. The Bank has appointed Innocap Investment Management Inc., as security advisor pursuant to an Investment Management and Services Agreement dated February 13, 2003, and assigned the management of the Program with power to structure the Program, retain, monitor and terminate Trading Advisors and allocate capital at risk among the Trading Advisors, subject to the oversight of the Investment Committee.

Redemption Deadline Date: 4:00 p.m. (Eastern time) on the Wednesday of each week (or the following Business Day if such day is not a Business Day), or such other day or time as may hereafter be established by the Bank and the Agent.

Reimbursement Under Special Circumstances: Means cases where, in the opinion of the Bank acting reasonably and in good faith, an amendment is made to an act or regulation; to taxation practices, policies or administration; or an event occurs caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Notes to remain outstanding.

Service Fee: The service fee payable to the Investment Advisors will be equal to 1.00% per annum of the NAV per Note for each Note held by clients of the Investment Advisor at the end of each month, calculated and paid monthly in arrears on the 15th day of the following month. The Service Fee will not be payable on Notes sold or issued during the month.

Sharpe Ratio: A measure of return-to-risk calculated by dividing the return on an investment in excess of the risk-free rate (returns on Treasury Bills are a proxy for the risk-free rate) by the volatility of the return over a given period of time; the Sharpe Ratio can be used to compare investments with different risk characteristics over a given period of time.

Short Position: The sale of a security or other property that the seller does not own which has been borrowed and must be remitted at a future date by a purchase of said security or of other property.

Specified Currency: The Specified Currency in which a series of Notes is issued as specified in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the

Euro (and any successor currency to any such currency or additional Specified Currencies).

Spread Fee: The fee over the 1-month LIBOR rate for the applicable Specified Currency (Banker's Acceptance rate for the Canadian currency) charged by the Bank on the Additional Exposure Amount.

Trading Advisors: The trading advisors selected by the Program Manager to invest the funds of the Program.

Total Value of the Notes: The number of Notes of a particular series multiplied by the corresponding NAV per Note.

Valuation Date: Date of valuation of the NAV per Note, being 4:15 p.m. (Eastern time) on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Bank Holiday) until Maturity.

Value of the Notes: The number of Notes of a particular series held by clients of an Investment Advisor multiplied by the corresponding NAV per Note. This value represents the base on which the Service Fee is calculated.

Volatility: A numerical measure (standard deviation) of the tendency of the price of a security or other property to vary over time; the higher the volatility, the greater the risk associated with the achievement of a particular return or expected return.

NATIONAL BANK OF CANADA

General

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2003 is included in the Annual Report for the year ended October 31, 2003.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

THE MULTI-STRATEGY PROGRAM

History

In June 1996, the Treasury and Financial Markets sector of the Bank created the Multi-strategy Program, a new multi-manager, specialized investment concept. At the time, the Bank was seeking to reduce its risk exposure to traditional lending activities and to allocate more capital toward actively managed liquid investments. The objectives of the Program were to generate stable revenues managed by a group of trading advisors specialized in alternative investments and to complement traditional treasury activities of the Bank.

One of the principal factors that made the Program possible was the Bank's ability to quantify the risks generated by the underlying managers and their strategies with the implementation of a proprietary methodology developed in 1994. The Bank was one of the first Canadian banks to adopt the "Value-at-Risk" approach to quantify and monitor its various risks in anticipation of the stringent capital rules later imposed by the Bank of International Settlement. In January 1998, the Bank was authorized by the Office of the Superintendent of Financial Institutions to use its proprietary model to measure market risk related to its trading activities. This approach is now widely used by the Bank to efficiently allocate risk across its various activities and to set targets that are consistent with its return on equity objectives.

The Program was initially designed by the Bank for its own funds but, since January 2000, it also includes funds of outside parties. Accounts invested in the Program are represented by units for accounting and calculation purposes, which are used to calculate the NAV per Unit.

The Program

The Program is a proprietary investment strategy managed by the Bank through the Program Manager for its own funds and those of outside parties. The goal of the Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. As at March 31, 2004, the assets managed by Innocap Investment Management Inc., including the Program, amounted to approximately US$1.2 billion.

Investment Philosophy and Other Characteristics of the Program

To achieve its objectives, the Program Manager recruits external Trading Advisors. This approach has enabled the Program to capitalize on very specialized investment strategies that would have otherwise been inaccessible to the Bank.

The multi-trader approach uses a number of Trading Advisors with varied investment styles and strategies and who are active in different market segments. The Program Manager believes that this approach enables the Program to seek out higher risk-adjusted returns than if it had employed a single trading advisor while also minimizing the risk of exposure to any one strategy through diversification.

The multi-fund concept provides advantages over the use of a single investment vehicle. The style, geographic allocation, strategy and trading techniques associated with any given single investment vehicle will result in successful performance under certain market conditions but less successful performance at other times. Consequently, few single portfolio managers that allocate their assets to a single program or strategy have consistently maintained the same ranking among their peers over extended periods of time.

The multi-trader approach also allows investors to access a broad range of portfolio strategies that are generally not readily accessible due to high minimum investment requirements, restrictions on the number of investors and other factors. While these types of strategies may expose investors to concentrated risk, a portfolio of investments with carefully selected Trading Advisors, such as the Program, offers the benefit of specialized investment strategies without undue concentration of capital.

In summary, the Program Manager believes that the multi-trader approach reduces the volatility over the medium to long term and is more responsive to changing market conditions. The resulting diversification, coupled with the use of portfolio investments managed by experienced Trading Advisors, may allow the Program to achieve better risk-adjusted returns over time than that of a single-manager fund.

The Program Manager also seeks to maintain a disciplined risk and operations management. The Program Manager insists on maintaining separate accounts to achieve full transparency in all its trading activities. It is therefore able to control the entire operational process by maintaining parallel administrative and risk management systems to ensure that all positions are coherent with the investment program and the established guidelines.

Investment Objectives

The Program's investment objectives are to generate, through the appropriate selection of Trading Advisors with different strategies:

(1) above-average medium-term risk-adjusted returns;

(2) returns that demonstrate little correlation with either equity or debt markets; and

(3) returns that are less volatile than those of the equity market.

Methodology

The Program focuses on a universe of established Trading Advisors who use various investment techniques and markets to achieve the objectives.

The Management of the Program employs a three-step process in structuring its portfolio. It:

(1) scans the alternative management universe to find Trading Advisors that will complement its portfolio;

(2) optimizes its risk-adjusted return by allocating capital at risk to the Trading Advisors; and

(3) monitors on a daily basis the Trading Advisors results and periodically re-balances their allocation of capital at risk.

The Alternative Management Universe

In the view of the Program Manager, the current universe of alternative management strategies may be considered to encompass five primary categories: global asset allocation, event-driven, relative value, equity hedge and short selling. Within each of these broad primary categories are a number of trading strategies.



ALTERNATIVE MANAGEMENT UNIVERSE
Global Asset Allocation Category
Event-Driven Category
Relative Value Category
Equity Hedge Category
Short Selling Category
Discretionary Strategy
Systematic Strategy
Deal Arbitrage Strategy
Bankruptcy-Distressed Strategy
Multi-Event Strategy
Long-Short Strategy
Convertible Arbitrage Strategy
Fixed Income Arbitrage Strategy
Rotational Strategy
Aggressive Strategy
Domestic Long Strategy
Domestic Opportunistic Strategy
Global-International Strategy
Country Specific Opportunistic Strategy

Global Asset Allocation Category

The global asset allocation category is comprised of two major management strategies: discretionary and systematic. Managers of both strategies tend to focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equity, fixed income markets, currencies, or commodities (e.g. agricultural, metals, energy). Discretionary managers tend to rely more on a fundamental approach to their decision-making. Systematic managers tend to invest in numerous markets based on quantitative models. These managers tend to follow investment trends and take positions based primarily on the output of their models. The risk level for assets allocated to this strategy may be considered as high.

Discretionary Strategy

Discretionary global asset allocation managers engage in strategies designed to capture market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural and metals sectors. Discretionary global asset allocation managers utilize a combination of

fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, discretionary global asset allocation managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategy

Systematic global asset allocation managers utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets, and establish positions based on these models. While subjective investment decisions are made, such decisions are the result of a heavier reliance on models than is the case of discretionary strategies. Managers using systematic strategies tend to hold positions in several markets at the same time, which may be both long and short, and tend to employ leverage when establishing positions.

Event-Driven Category

Managers in the event-driven category typically invest either long or short (or both) based on anticipated outcomes of company specific or transaction specific situations. Event-driven managers tend to have a directional bias, attempting to capture an underlying change in value based on a particular event such as an anticipated merger or pending bankruptcy. Positions taken by event-driven managers may or may not be leveraged. The risk level for assets allocated to this strategy may be considered as moderate. Within the event-driven category there are three major management strategies : Deal Arbitrage, Bankruptcy-Distressed; and Multi-Event.

Deal Arbitrage Strategy

Deal arbitrage managers generally seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Deal arbitrage transactions typically involve the purchase or sale of securities in connection with announced corporate actions, which may include, but are not limited to mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions. The portfolio is generally actively traded and may exhibit a high rate of turnover. Deal arbitrage managers may periodically utilize a significant amount of leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Deal arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Positions may be in the securities of companies not currently involved in announced transactions, but which are believed to be undervalued and likely candidates for a future corporate action.

Bankruptcy-Distressed Strategy

Bankruptcy-distressed managers generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event situations). Investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be passively acquired in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. In addition managers may take an active role and seek representation in management on the board of directors, or on a creditor's committee. In order to achieve these objectives, the manager may purchase, sell, exchange or otherwise deal in and with restricted or marketable securities including, without limitations, any type of debt security, preferred or common stock, warrants, options and hybrid instruments. A significant portion of the manager's portfolio may be invested in restricted securities which may not be registered and for which a market may not be readily available; therefore, a significant portion of the portfolio may be illiquid. Investment may involve both domestic and foreign entities and may utilize leverage. Information about

specific investments may be limited thereby reducing the managers ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Event Strategy

Multi-event managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. These managers seek to take advantage of any number of different events. Events may involve corporate actions, credit events, political events, or other situations which may have an effect on the value of the securities or financial instruments traded by the manager. Multi-event managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Investments may involve both domestic and foreign markets and may utilize significant amounts of leverage. Multi-event managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter and intra-market spread trading, futures, options and currency trading.

Relative Value Category

Managers within the relative value category seek to achieve attractive risk-adjusted returns through the use of both long and short positions. Relative value managers generally look to take advantage of pricing inefficiencies that occur in the market place from time to time. Positions taken by relative value managers may or may not be leveraged. The risk level for assets allocated to this category may be considered as moderate. Within the relative value category there are five major management strategies: long-short strategy, convertible arbitrage, fixed income arbitrage, rotational and aggressive.

Long-Short Strategy

Long-short managers seek global arbitrage opportunities primarily in the equity markets. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from one another in price from their historical relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions later.

Convertible Arbitrage Strategy

Convertible arbitrage managers analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Managers seek to monetize these opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques.

Fixed Income Arbitrage Strategy

Fixed income arbitrage managers establish positions in a variety of fixed income securities. Trading strategies may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities. In this scenario, a manager may buy the company's bond and sell short the Treasury security. Trades may also be structured to capture anticipated changes in the credit spreads within a specific company's capital structure.

Rotational Strategy

Rotational managers engage in a broad range of relative value strategies across four primary markets: (i) long and short positions in equity markets; (ii) positions in convertible bonds and warrants, (iii) domestic and international positions in investment grade and non-investment grade fixed income securities; and (iv) special situations arising from anomalies in the global securities markets. Rotational strategy transactions are structured with the goal of isolating and capturing perceived mis-pricings among related financial assets. Rotational managers seek to achieve this goal by isolating risk and hedging other risks that arise from the resulting positions.

Aggressive Strategy

Aggressive relative value managers undertake positions across all of the relative value disciplines, (e.g., long-short, convertible arbitrage, and fixed income arbitrage). Aggressive managers tend to utilize leverage to a much greater degree than typical relative value managers. In addition, aggressive managers tend to take larger, more focused positions on specific traders, by concentrating capital allocations to specific trade opportunities and employing leverage to further enhance these focused allocations. Aggressive managers seek to achieve significantly higher absolute returns.

Equity Hedge Category

Managers in the equity hedge category tend to focus on taking long and short positions in the listed equity markets. These positions tend to correspond to each manager's view of individual opportunities. Equity hedge managers generally employ leverage and may have gross positions in excess of assets under management. Generally, managers in the equity hedge category are not fully "hedged". The risk level for assets allocated to this category may be considered as high. Within the equity hedge category, there are four major management strategies: domestic long, domestic opportunistic, global-international and country specific opportunistic.

Domestic Long Strategy

Domestic long managers seek to outperform the traditional equity markets with similar or lower volatility. These managers may take both long and short positions and may utilize leverage. Under most circumstances, managers maintain net long market exposures that are generally 50% - 100% of managed assets, gross positions may be significantly larger.

Domestic Opportunistic Strategy

Domestic opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the domestic equity markets. Domestic opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Global-International Strategy

Global-international managers seek to generate capital appreciation through a portfolio of investments representing a variety of globally-oriented strategies. These strategies may include positions in the cash, futures or forward markets. Global-international managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading and emerging markets and other special situation investing. Trading positions are generally held both long or short in both foreign and U.S. markets. Global-international managers may use of leverage and may assume aggressive investment positions with respect to concentrations in a market or in various instruments and typically have high levels of portfolio turnover.

Country Specific Opportunistic Strategy

Country specific opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the country's specific equity markets. Country specific opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Short Selling Category

Managers in the short selling category establish short positions in companies where a decline in price is anticipated. Positions may or may not involve the use of leverage. A short selling manager attempts to find overvalued securities and seeks positive returns regardless of market direction. Short selling managers tend to achieve better results in bearish markets. The risk level for the assets allocated to this strategy may be considered as high.

Risk Allocation of the Program as at March 31, 2004

Out of the 25 current Trading Advisors, 10 are in the global asset allocation category, four in the event-driven category, six in the relative value category and five in the equity hedge category. The following chart illustrates the risk-allocation strategy currently in force:

RISK ALLOCATION



Event-Driven
12.5%
Deal Arbitrage
12.5%
Systematic
13.1%
Global Asset Allocation
39.44%
Country Specific
Opportunistic
(Japan)
4.4%
Discretionary
26.4%
Equity Hedge
22.4%
Domestic
Opportunistic
18.0%
Long-Short
17.8%
Convertible
Arbitrage
7.8%
Relative
Value
25.65%

Current Management Strategies Mix

The following is a summary of the Trading Advisors currently employed by the Program by trading strategy. All dollar amounts of funds managed by advisors set forth hereunder refer to the aggregate dollar amount of funds managed by the Trading Advisor as at March 31, 2004 for all of such advisor's accounts, including the Program and managed under the relevant strategy.

Global Asset Allocation

Discretionary

Trading Advisor 1: This advisor has been in operation since 1997 and specializes in currencies, fixed income, equities and commodities in G10 countries. Its strategy is to capture medium to long term trends identified by utilizing fundamental analysis and firm proprietary evaluation models. This advisor has US$687 million of assets under management.

Trading Advisor 2: This advisor has been in operation since 1994. Its approach relies heavily on the fundamental analysis of the financial markets supplemented by the use of quantitative tools. This advisor invests in global equities, commodities, currencies and bonds and its objective is to produce strong capital appreciation in the medium term. This advisor has assets under management of over US$2 billion.

Trading Advisor 3: This advisor has been in operation since 1999. The strategy of this advisor is short-term opportunistic. The program is a fundamental, discretionary approach that focuses on major currencies and currency options. Profits are derived from the combination of fundamental and technical analysis, a strong

network of market intelligence and competitive trading costs. This advisor manages assets of US$130 million.

Trading Advisor 4: This advisor has been in operation since 1998. Its strategy is to capture intermediate to long term market movements in G10 fixed income, currency and equity indices using both fundamental and technical analysis. Investments in this strategy are based on global macro views, and include directional and spread positions. Furthermore, this advisor also trades in a wide and diversified variety of G10 fixed income relative value strategies, which combines five criteria in discriminating between trading opportunities. This advisor targets an absolute positive return in both bull and bear markets as its strategy is independent of equity and bond market performance. This advisor has assets under management of US$5.2 billion.

Trading Advisor 5: This advisor has been in operation since 1995. This advisor's goal is to capture the maximum amount of alpha from the three or four yearly significant moves preserving capital, through strict stops and dynamic risk allocation during the rest of the year. The advisor trades the cash markets for U.S. Government securities and foreign currencies. The advisor trades the U.S. treasury and foreign exchange markets using a three-fold strategy: discretionary trading, quantitative trading models and risk management. This advisor has assets under management of US$416 million.

Trading Advisor 6: This advisor in operation since 2001. This advisor applies a discretionary technical trading methodology. His approach is momentum based and applies technical analysis to identify critical (trigger) levels at which to enter into a position. Customized technical indicators comprising pattern recognition, candlestick methodology and momentum oscillators are used to provide trading signals at these key trigger points. This advisor has assets under management of US$200 million.

Systematic

Trading Advisor 7: This advisor has been in operation since 1971. The objective of this advisor is to participate in all major sustained price moves of the currency, equity, fixed income and commodity markets. This advisor regards its approach as long-term in nature and has over US$758 million of assets under management.

Trading Advisor 8: This advisor has been in operation since 1997 and provides trading expertise in currency and fixed income markets. This advisor aims to achieve absolute positive return independent of stock and bond market performance by using a diversified approach through 18 systematic trading systems and six trading frequencies across many markets. This advisor combines momentum and value investing responding to market movements ranging from days to months. This advisor has assets under management of US$436 million.

Trading Advisor 9: This advisor has been in operation since 1997 and specializes in trading currencies, interest rates, stock indices and commodity markets. This advisor's trading strategy is designed to generate total returns independent of stock and bond market performance. Its trading techniques are to use 12 systematic trading systems and six trading frequencies responding to short, medium or long term market movements. This advisor has assets under management of US$2.1 billion.

Trading Advisor 10: This advisor as been in operation since 1999. This advisor's strategy is systematic, trading in over 30 global foreign exchange, fixed income and commodity markets using 7 non-correlated trading system signals that are shorter-term than traditional CTAs (from a few hours to over 10 days). This advisor has assets under management of US$197 million.

Event-Driven

Deal Arbitrage

Trading Advisor 11: This advisor has been in operation since 1993. This advisor seeks capital appreciation (rather than current income) by managing a diversified portfolio of "event-driven" securities (securities whose values are meaningfully affected by the occurrence of well-defined future events, mainly merger arbitrage). The low correlation to equity markets and the fact that the strategy focuses on events instead of

market direction, together with various low-risk hedging techniques, allows the manager to achieve consistent absolute returns with low volatility. This advisor manages assets of US$216 million.

Trading Advisor 12: This advisor was founded in 1993. The primary investment objective of this advisor is to achieve capital appreciation and limit risks through hedged trading strategies that the advisor believes differ from those followed by traditional portfolio management. The advisor will seek to achieve this objective by investing and trading in securities and other instruments which present arbitrage opportunities (including merger arbitrage). The advisor believes that the principal advantage of its investment strategy is the use of hedged trading strategies which seek trading profits without making directional "bets" on the movement of the securities markets. This advisor manages assets of US$175 million.

Trading Advisor 13: Since 1997, this advisor has been managing assets in event driven strategies. This advisor's strategy is to generate superior returns to the equity markets with a low correlation to the broader equity indices. To achieve that goal, the advisor organizes arbitrage trades around corporate events that include narrow events, value events, or special situations (including merger arbitrage). This advisor manages assets of US$650 million.

Trading Advisor 14: This advisor was founded in 2002. The investment program will focus principally on event driven investing, derivative driven return enhancing strategies, pairs trading and discount arbitrage. The investment program will invest primarily, either long or short, in publicly traded securities of European companies including common stocks, preferred stocks, stock warrants and rights, bonds, debentures, convertible securities, and other debt obligations (both investment grade and non-investment grade), and derivative instruments. This advisor will seek to reduce or eliminate market or other risks inherent in its portfolio by employing a variety of hedging techniques. This advisor manages assets of US$400 million.

Relative Value

Long-Short

Trading Advisor 15: This firm, founded in 1998 and based in Tokyo, employs fundamental and technical research combined with rigorous tracking of order flows to identify Japanese stocks that have abnormal probability distributions. Presently managing US$682 million, this advisor constantly rebalances the portfolio on the short and long side.

Trading Advisor 16: This advisor specializes in structural arbitrage in closed-end funds since 1998. This advisor aims to provide investors an absolute superior return through capital appreciation by exploiting the potential present in many undervalued investments. This advisor profits from the reduction of discount at which the targeted structural investments trade to their underlying value. This advisor has assets under management of US$330 million.

Trading Advisor 17: This advisor was founded in 1996. The manager plans to use his proprietary techniques for stock selection and portfolio optimization. The two main signals are a momentum model and an intrinsic value model based on their own dividend discount model. The portfolio will use the two models independently on the long side but will combine them to build the short side. The portfolio will tend to be market neutral both on a dollar basis and on a beta basis, it will also tend to be sector neutral. This advisor manages assets of US$456 million.

Trading Advisor 18: This advisor trades market neutral strategies since 1993. The advisor will seek to find stocks to overreact to the trading flow of market participants due to a lack of liquidity causing opportunities for mean reverting strategies. The advisor added a Beta hedge overlay to reduce the risk of any directional bias. The philosophy of the program is to adopt a defensive posture when experiencing difficulties. This advisor manages assets of US$450 million.

Convertible Arbitrage

Trading Advisor 19: Focusing exclusively on a Japanese convertible bond arbitrage strategy, this firm, founded in 1993, profits from discrepancies between a convertible bond and its underlying security. This advisor has assets under management of US$90 million.

Trading Advisor 20: Since 2002, the advisor blends multiple approaches to convertible arbitrage, including quantitative analytics, fundamental analysis, and valuation support & predictive modeling, in the ever-changing market environment. The advisor employs cutting edge tools and continues to refine its proprietary systems and techniques. The advisor manages portfolios utilizing a multi-disciplined approach that draws upon quantitative analytics, fundamental overlay, valuation support and predictive modeling, and behavioral finance. This advisor has assets under management of US$425 million.

Equity Hedge

Domestic Opportunistic

Trading Advisor 21: This advisor, founded in 1993, seeks out investment opportunities (mainly US equities) based on a three-pronged approach: fundamental research, specific catalysts (spin-offs, management change, mergers and acquisitions, etc.) and risk management (understanding the downside risk of each investment). This advisor has assets under management of approximately $US400 million.

Trading Advisor 22: This advisor has been in operation since 1991 and invests primarily in the US equity market. The objective of this advisor is to achieve capital appreciation through capitalizing on market opportunities that possess both internal catalyst features and attractive relative valuation. This advisor is also focusing on achieving profits regardless of general market directions. This advisor presently manages assets of US$840 million.

Trading Advisor 23: This advisor has been trading since 1993. Its investment approach is to exploit investment themes that might be industry-wide, country-specific, legislatively-created or regulatory-mandated. These themes will allow for major recasting and reshaping within specific corporate structures. This advisor intends to identify companies where such change is of a dramatic enough nature to make a challenged company mediocre or a mediocre company good. The investment method is top-down and is guided by liquidity. This advisor has assets under management of over US$125 million.

Trading Advisor 24: This advisor has been investing in US and Canadian equity markets since 2001. This advisor takes an opportunistic approach by investing in small, mid and large cap companies in North America. The investment methodology is fundamental research driven and bottom-up stock selections. The manager actively manages portfolio exposures through taking long positions in fundamentally sound companies and short positions in companies with deteriorating fundamentals. This advisor manages assets of US$225 million.

Country Specific Opportunistic

Trading Advisor 25: This advisor has been investing in the Japanese equity market since 1997. The objective of this advisor is to provide absolute returns by preserving capital and maximizing appreciation based on direct company research and bottom-up stock selections. This advisor also commits a small portion of the capital for short-term trading positions. This advisor manages assets of US$1.8 billion.

Allocation Strategies and Selection of Trading Advisors

Optimization

Optimization is a systematic method of efficiently allocating capital to various asset classes within a portfolio. The objective of an optimized asset allocation is to maximize a portfolio's overall return for a given amount of risk. This takes into account the return, volatility and correlation associated with each asset class in constructing the portfolio.

Consistent with the Program's objective of seeking non-correlated, long-term capital appreciation with relatively low levels of risk, the Bank has developed an optimization process to allocate its assets among many of the trading strategies of the alternative management universe.

The Program utilizes a number of quantitative modeling techniques. In creating the Program's allocation, the Program Manager analyses the results associated with each management strategy to calculate the return, risk and correlation relationships within and between each management strategy and the broader markets. The Program Manager uses its experience and judgment to analyze the results generated by the model. The optimization process also incorporates other qualitative considerations such as the forecast of developing market trends.

While historical data plays a major role in the asset allocation and optimization process, the Program Manager also incorporates assessments of future returns, risks, and correlations between investment strategies and assets. The Program Manager may not necessarily invest in all the strategies described above.

Selection of Trading Advisors

Within the alternative management universe, the Program Manager selects an optimal number of Trading Advisors and allocates capital at risk among them. The Program Manager uses quantitative and qualitative criteria to scan the universe of trading advisors, management strategies and markets. The final evaluation is made by using a broad range of information gathered through the process described below.

Quantitative Criteria

The quantitative criteria includes:

- the historical track record over various time horizons, including Sharpe ratios;
- the stability and consistency of correlations with traditional market indices, short-term instruments and asset classes over various time horizons;
- risk management criteria including: annualized volatility, largest drawdown, and other downside statistics, the number of portfolio positions, maximum and minimum monthly returns, calculation of systematic exposure (both to markets and sectors); and
- an overall quantitative assessment, based on various risk statistics.

Qualitative Criteria

The potential Trading Advisors are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations can be divided, among others, into organizational profile, risk management approach and compliance sections, and are applied through due diligence visits, discussions with third parties and document reviews. The matters to be considered include:

- the corporate culture, the key manager's third-party references and professional reputation, the qualifications of the staff and the decision-making process;
- relations with third-parties, such as the administrators, custodian (if any) and auditors;
- operations, information technology, infrastructure and compliance;
- trading, risk management and research and development;
- growth of assets under management: specifically during the last three years and the current year;
- the capital commitments of management;
- the portfolio pricing policy; and
- the transparency and fees issues.

Due Diligence Process

This is the last part of the evaluation process and is conducted on the Trading Advisor's premises. The Program Manager uses this opportunity to reconcile the information submitted before by the Trading

Advisors with his on-site observations. The Program Manager also conducts interviews with key personnel and staff to better understand the advisor's trading models and investment philosophy to ensure their compatibility with the objectives of the overall Program.

Management

The Investment Committee

Once the evaluation process has been completed and all concerns have been satisfied and properly addressed, the Trading Advisor candidates are recommended by the Program Manager to the Investment Committee for approval and for possible inclusion in the Program.

Role and Responsibilities of the Investment Committee

The Investment Committee is responsible for overseeing the Program Manager in respect of the structuring the Program, the hiring of, and, if necessary, the replacing of Trading Advisors and the allocation of capital at risk among the Trading Advisors. More specifically, the Investment Committee is responsible for the approval or rejection of recommendations of the Program Manager in such matters.

The members of the Investment Committee are Jean Turmel, Louis Vachon, Ricardo Pascoe, Denis Parisien, Martin Gagnon and André Bélanger, all Bank employees. The following are brief biographies of such members:

Jean Turmel, President – Financial Markets, Treasury and Investment Bank. Mr. Turmel joined the Bank in 1981 as Vice-President/Treasury and Foreign Exchange. In 1982, he was appointed Senior Vice-President. In July 1989, he was named Senior Executive Vice-President/Treasury, Brokerage and Financial Markets. From 1993 to 1995, the trust services were also under his responsibility. In September 1995, he was named Senior Executive Vice-President/Treasury, Brokerage and Corporate Banking. In September 1998, Mr. Turmel was appointed President, Financial Markets, Treasury and Investment Bank. Mr. Turmel has a Bachelor of Commerce and a Master's degree in Administration from Laval University. Mr. Turmel is Chairman of the Board of Natcan Investment Management Inc., Director and Chairman of the Executive Committee of National Bank Financial Inc., Chairman of the Board of the Institut de Finance Mathématique de Montréal (IFM2), and member of the Board of Directors of the Bank, Maple Partners and Corp Group – Chile.

Louis Vachon, Senior Vice-President, Treasury and Financial Markets. Mr. Vachon joined the Bank in 1998. He is responsible for global operations of treasury and financial markets, which encompass funding, asset/liability management, foreign exchange, equity derivatives and alternative investments. Prior to joining the Bank, Mr. Vachon held the position of President and Chief Executive Officer of Innocap Investment Management Inc. where he created and managed an independent Canadian investment firm. From 1994 to 1996, he held the position of President and Chief Executive Officer at BT Bank of Canada, the Canadian subsidiary of Bankers Trust. Mr. Vachon obtained a Master's degree in International Finance from The Fletcher School, a Tufts and Harvard University Co-Operative Graduate Program in 1985, a Bachelor's degree in Economics from Bates College in 1983 and is a Chartered Financial Analyst.

Ricardo Pascoe, Senior Vice-President, Capital Markets. Mr. Pascoe joined the Bank in 2003. He is responsible for overseeing the National Bank's operations relating to derivative products, foreign exchange and alternative investments. Prior to joining the Bank, Mr. Pascoe was Global Head of Markets at Commerzbank Securities in London, England. He also worked in New York as Global Head of Fixed Income, Trading and Alternative Investment Strategies for Commerzbank Capital Markets Corp. Prior to that, he was Managing Partner for Veritas Capital Management, LLC, Greenwich, Connecticut, and held various senior management positions with other specialized investment firms and at BT Bank of Canada. Mr. Pascoe has an MBA from the University of Western Ontario, a Master's degree in Economics from Columbia University, New York, and a Bachelor's degree from Queen's University, Kingston, Ontario.

Denis Parisien, Managing Director, Alternative Investments. Mr. Parisien joined the Bank in July 1999. As Senior Manager for the Program, he is primarily responsible for the selection of managers, portfolio

construction, risk allocation and supervises all operations and administrative issues related to the Program. Prior to joining the Bank, Mr. Parisien was President of Globagest Investment Management Inc., a specialized investment company. He was responsible for all of the firm's trading, risk management, product development and marketing. From 1986 to 1996, Denis Parisien held a number of positions at the Caisse de dépôt et placement du Québec. In 1992, Mr. Parisien set up the tactical investments department and acted as Program Manager thereof through the end of 1996, where he managed a $1.5 billion portfolio using exchange-traded and OTC derivatives. He also developed and introduced a market risk-management framework based on Risk Metrics and Raroc methodologies. He obtained a B.A. in finance from the University of Sherbrooke and is a Chartered Financial Analyst.

Martin Gagnon, Managing Director, Alternative Investments. Mr. Gagnon re-joined the Bank in June 2003. As co-manager of the Program with Mr. Parisien, he focuses on identifying, selecting and monitoring the Trading Advisors. Prior to joining the Bank, Mr. Gagnon was a Vice-President in the International Equity division of Goldman Sachs. From 1993 to 2003 he held different positions in sales and trading of derivatives, fixed-income and equity for their offices in New York, Toronto and Montréal. From 1987 to 1993, he held different positions in the treasury department of the Bank, including within the Financial Engineering Group and the position of Senior Manager – Asset/Liability Management. He holds a Baccalaureate in Commerce from Université du Québec à Montréal and an MBA from the University of British Columbia and is a Chartered Financial Analyst.

André Bélanger, Managing Director, Business Development, Alternative Investments. Mr. Bélanger joined the Bank in 1969, occupying various functions at the Bank until 1983. His main responsibilities include sales and marketing of the Program and client servicing. From 1983 to 1986, he worked as a market maker on the floor of The Montreal Exchange for currency and bond options. From 1986 to 1989, he was a senior trader on the OTC currency options and Japanese Yen spot market. From 1989 to 1994, he was responsible for business development for Treasury derivatives. From 1994 to 1999, he was Vice-President of Corporate Services at General Trust of Canada (now National Bank Trust Inc.). From 1999 to 2000, he was Vice-President of the Bank for Laurentian/Lanaudière region. Mr. Bélanger is a graduate of Montréal's Ecole des Hautes Etudes Commerciales (Université de Montréal), has received certification from the Canadian Securities Institute (Hons.), the Canadian Bankers Institute and earned a Master's degree in Education from the Université de Montréal.

The Investment Team of the Program

In addition to Denis Parisien, *Managing Director, Program,* Martin Gagnon, *Managing Director, Alternative Investments* and André Bélanger, *Managing Director, Business Development, Alternative Investments,* the following are the other team members of the Program:

Marion Nazareth, Director. Ms. Nazareth is responsible for operational and administrative issues, compliance, as well as for the integration of new trading advisors and prime brokers for the Program. Ms. Nazareth has worked at the Bank in the Treasury department for 15 years in various capacities. She joined the investment team of the Program in September 2002 after heading an operations team for the Program for 4 years. She graduated with a Bachelor of Arts in Economics from McGill University.

Daniel Baillet, Director. Mr. Baillet is responsible for portfolio construction and manager research where he performs qualitative and quantitative analysis of managers. Mr. Baillet joined the investment team of the Program in August 2001, and prior to that, worked as senior analyst in Market Risk Management at the Bank and at the Treasury department from 1998 to 2001. Mr. Baillet received his Master's in Management Sciences, Specializing in Finance from École des Hautes Études Commerciales (Université de Montréal). He passed all 3 exams for his Chartered Financial Analyst diploma and has applied for his CFA designation.

Eric Pedde, Director. Mr. Pedde is responsible for portfolio analysis and risk management Mr. Pedde is a senior analyst in the investment team of the Program at the Bank and formerly was a portfolio officer and mortgage analyst at Canada Mortgage and Housing Corporation. Mr. Pedde received his MBA from McGill University and is a Chartered Financial Analyst.

René Lévesque, Director. Mr. Lévesque's responsibilites include qualitative analysis, due diligence, researching & recruiting prospective managers. He joined the Bank in July 2001 where he led the New Product Committee and managed all aspects of new product implementations, including external managers. Prior to joining the Bank, Mr. Lévesque was Director of Market Risk and Middle Office at Societe Generale Canada for 2 years. From 1996 to 1999, Mr. Lévesque was Director of Compliance and Market Risk at TAL Global Asset Management. From 1989 to 1996 he held several positions in sales, agency trading and pro-trading in both Montreal and Toronto. His experience includes the arbitrage of various strategies involving derivatives, liability trading and the marketing of OTC derivatives at RBC Dominion Securities and other investment dealer firms. Mr. Lévesque obtained a Baccalaureate of Science in Economics, a Baccalaureate of Arts in Geography and a Baccalaureate in Business Administration at the University of Ottawa and is a Chartered Financial Analyst.

Charles St.Ours, Director. Mr. St.Ours is responsible for portfolio analysis and risk management. Mr. St-Ours has worked for the Bank since May 1998, including a position as an analyst and senior analyst for the Middle Office (risk management) and a position in the Treasury Operational Services (Back Office) in various capacities. Mr. St.Ours received his Master's in Economic Sciences, concentration in International Finances, from Université du Québec a Montréal.

Retention of Trading Advisors

Once selected, the Program Manager enters into management contracts with the Trading Advisors which include, among other things, investment strategy and objectives, operational procedures, execution arrangements, prime brokerage clearing services, capital allocations, fees and general legal provisions.

The Program will invest through managed accounts which ensure that the funds of the Program will not be commingled with other funds managed by the Trading Advisors. It could exceptionally invest in a different fashion only if managed accounts are uneconomical.

Monitoring

The objective of the monitoring function is to identify deviations from investment guidelines and to correct them. To do so, the Program Manager quantifies the Trading Advisor's trading results, risk or methodology thoroughly and continuously compares these with its objectives. Any significant deviation between these observations and what had originally been agreed upon between the Trading Advisor and the Program Manager will lead to an immediate action.

Performance and risk are measured on a real-time basis and are analyzed on an absolute basis and relative to various benchmarks. This enables the Program Manager to judge the quality of the profits generated and losses incurred, if any, and to periodically review capital allocated to each strategy.

Trading Advisors are visited once a year or more, if needed. The Program Manager will also maintain regular contacts with the principals to question reversals in strategies or fluctuations in profitability. The Program Manager's coverage of each Trading Advisor is generally a function of the exposure, complexity, importance and consistency of the trading positions.

Risk Management Practices

The Program Manager, in order to apply its risk management practices, uses the human and technological resources of the Bank, particularly for general administration, accounting and risk management. The identification, roles and responsibilities of parties involved are described below.

The different parties involved in the risk management can be grouped into the following three categories:

(a) The Program Manager and Trading Advisors

(i) The Program Manager's responsibilities are the following:

- Daily real time monitoring of the performance of Trading Advisors;
- Daily real time monitoring of the overall performance of the Program;

- Ongoing monitoring of the risk of the Program and Trading Advisors against limits and towards the different markets; and
- Review of purchase and sale activity of Trading Advisors for compliance with the investment objectives and guidelines.

(ii) The Trading Advisors' responsibilities are the following:

- Make investment decisions that are consistent with their management agreement;
- Log transactions into their back-office systems and sub-systems;
- Send confirmation of transactions to the Program Manager electronically or by fax on a daily basis; and
- Produce and reconcile various administrative and risk management reports with the Program Manager.

(b) Administration, Accounting and Control

(i) Administration

In order to ensure that each of the Trading Advisors' positions are monitored and controlled on a daily basis, the Program Manager requires, as stipulated in the management agreement, that all transactions be directed to the Bank's Treasury Operations group. This department has the human resources and systems to adequately monitor the wide array of transactions, markets and investment strategies used by the Trading Advisors.

This group's main responsibilities include the following:

- Obtain all the transaction files for each Trading Advisor on a daily basis;
- Daily entry by back-office staff of all the transactions (on the date of the transaction) received from the Trading Advisors;
- Entry of all the closing prices required to mark to market the positions; and
- Give instructions for daily movements of collateral and cash flows in order to comply with the requirements of the different clearing brokers (prime brokers and global futures clearers).

(ii) Accounting and Control

This team's role and responsibilities are threefold: investment accounting, investment reconciliation and control of the overall Program's operational procedures. These duties are carried out by the accounting group and the back-office staff of the Treasury department of the Bank, teams that work independently of the Management of the Program.

The following accounting services are provided:

- Calculation of the Net Asset Value per Unit of the Program on a daily basis and of the NAV per Note at each Valuation Date;
- Preparation of monthly and annual financial information for each Trading Advisor and the overall Program;
- Review of fees (fixed and performance based) and expenses for each Trading Advisor and the overall Program;
- Maintenance of accounting records; and
- Preparation of performance reports (daily, monthly and annual returns) for each Trading Advisor and the overall Program.

The following reconciliation services are provided:

- Daily reconciliation of positions between the Bank's sub-systems and the account statements of the prime brokers and global futures clearers;
- Production of a daily exceptions report for unreconciled transactions;
- Validation of the prime brokers' and global futures clearers' closing prices;
- Daily reconciliation of open positions;
- Validation of daily settlements and monitoring of margins based on the account statements of the clearing brokers;
- Validation of the closing market values used by the clearing brokers for monitoring margins; and
- Monitoring of compliance with the list of authorized instruments.

The following control services are provided:

- Ensuring proper segregation of duties and responsibilities; and
- Monitoring compliance with operational procedures and accounting policies.

(c) The Risk Management Group

The Program Manager employs a large number of Trading Advisors transacting various financial instruments and operating in a variety of markets to achieve its investment objectives. The methods and systems developed by the Bank for its own risk management are also employed by the Program and allow the risk management group to evaluate and control the Trading Advisors.

The risk management group assesses, by its own quantification method, the overall risk of the Program. This group carries out two critical functions for the Management of the Program:

(i) Quantification of Market Risks

Market risk is the risk of gain or loss that results from changes in interest rates, volatilities and foreign exchange rates as well as equity and commodity prices and is managed primarily through a Value-At-Risk (VAR) methodology.

The risk management group, which is independent from the Management of the Program, has built a proprietary VAR model. VAR is a widely accepted risk measurement concept that uses statistical models to estimate, within a given level of confidence, the maximum loss that the Program would experience from an adverse 1-day movement in market rates and prices. The VAR measure is based on a 99% confidence level and is therefore an estimate of the maximum potential trading losses 99 days out of 100 days.

The risk management group uses an historical simulation of the previous 500 to 510 trading day scenario to determine the VAR for each of the Trading Advisors, strategies and the overall Program. The risk management group also performs an analysis on the potential trading losses due to stress events as a supplementary control of market exposure. This is accomplished by applying historical and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the VAR.

The risk management group and the Management of the Program work together to determine the best approach to value market risk when specific strategies are introduced by the Trading Advisors. This is a dynamic process that involves understanding the strength and weaknesses of the VAR methodology.

(ii) Monitoring of Risk

The Program Manager, in order to minimize the volatility of each Trading Advisor and the overall Program, allocates capital at risk limits. The risk management group is therefore responsible for the following:

- An independent valuation of the levels of VAR by Trading Advisors and for the Program;
- A comparison of the results obtained above with the capital at risk limits to ensure that any amounts exceeding these limits will be flagged and appropriate action taken so that the risk parameters are respected; and
- Insuring the robustness of the VAR approach, monitoring daily trading revenues (losses) of each Trading Advisors and benchmarking those numbers against the daily VAR amounts determined by the historical simulation.

In order to factor in all trading activities of the Trading Advisors, the risk management group allows the Management of the Program access to the following on a daily basis:

- Daily market risk associated with each Trading Advisor;
- Daily risk profile of all the Trading Advisors taken together;
- Allocation of risks among the Trading Advisors and comparison with actual use of VAR; and
- Material changes in volatility and correlation between the different instruments traded by Trading Advisors.

As the Program Manager and the risk management group recognize that VAR is not an absolute measure of market risk, other more traditional operational limits are also established to control market liquidity risks, concentration of positions and maximum loss acceptable for each Trading Advisor.

Criteria

The investment process of the Bank requires the assignment of pre-specified levels of maximum risk to each Trading Advisor. Risk is determined through a process proprietary to the Bank and is derived from the principles of VAR. On a continuous basis, the Bank allocates an amount of capital to each Trading Advisor based on an acceptable level of daily risk. The aggregate of the resulting amount allocated to each Trading Advisor is considered to be the capital base for the respective month.

The Trading Advisors trade in securities and/or derivative instruments on a discretionary basis with the objective of generating positive returns. The exposure amount to the securities and derivatives at any one period of time may exceed the capital base allocated by the Bank and will vary depending on the trading strategy of the Trading Advisors. As a result of the implementation of the strategy, leverage is an integral aspect of the Program.

DETAILS OF THE OFFERING AND DESCRIPTION OF THE NOTES

The following is a summary of the material attributes and characteristics of the Notes offered hereby, which does not purport to be complete. Reference is made to the global certificate for the Notes referred to below for the full text of such attributes and characteristics.

Investment Objective

The investment objective of the Notes is to provide Noteholders with an exposure to the Bank's Multi-strategy Program. Such exposure will be set at the Closing Date, should be greater than 100% and will not

change for the life of the Notes as a percentage of the Total Value of the Notes, unless the Bank deems appropriate to reduce the exposure to 100% under extraordinary circumstances. As a result, if for example the Exposure Factor is set at 200%, initially an additional amount equal to 100% of the Total Value of the Notes will be borrowed to be invested in the Program and will be adjusted every month to maintain the exposure to the Program constant at 200%. In doing so, Noteholders will have a leveraged exposure to the return or the losses of the Program. For series of Notes issued in Canadian dollars, the return of the Notes will be hedged for exchange rate fluctuations.

The NAV per Note will be calculated as follows:

$$\text{NAV per Note}_t = \left\{ \text{AIP x} \left(1 + \text{NPR x} \frac{\text{CP}}{365} \right) \text{x Exchange rate}_t +/- \text{HC/B} - [\text{AEA} + \text{EF}] \right\} \text{x} \{ 1 - (\text{SF} + \text{AF}) \text{x CP} /365 \}$$

Exchange rate = Applicable Specified Currency / \$US
AIP = Amount Invested in the Program = (NAV per Note $_{t-1}$ + Additional Exposure Amount) / Exchange rate $_{t-1}$
H C/B = Hedging Costs/Benefits
NPR = Net Program Return = Return of the Program net of the Management Fee
CP = Number of days in the Calculation Period
AEA = Additional Exposure Amount = NAV per Note $_{t-1}$ x (Exposure Factor – 100%)
EF = Exposure Fee = Additional Exposure Amount x (1-month LIBOR rate for the applicable Specified Currency + Spread Fee) x (CP/360 or 365)
SF = Service Fee
AF = Administrative Fee

$_t$ = Valuation Date

Historical Performance

The following table shows the pro forma historical returns of the Notes and of other recognized benchmarks and risk parameters as at March 31, 2004.

RETURN HISTORY (1)

	1 Year	2 Years	3 Years	5 Years	Since Inception(2)
Notes (3)	30.4%	14.8%	8.1%	13.0%	17.5%
S&P/TSX Composite Index	37.7%	6.5%	6.0%	7.1%	8.9%
SCM Long Term Bond Index	14.2%	12.7%	9.8%	7.0%	10.4%

RISK AND RETURN ANALYSIS (1) (2)

	Volatility	Maximum Drawdown	Beta to S&P/TSX	Correlation to S&P/TSX	Sharpe Ratio
Notes (3)	13.3%	-9.1%	0.1	0.1	1.0
S&P/TSX Composite Index	17.9%	-43.2%	1.0	1.0	0.4
SCM Long Term Bond Index	7.4%	-7.1%	0.1	0.2	0.9

The Notes' return reflects the historical return of the Program adjusted for an Exposure Factor of 200% reduced by the Management Fee and all other fees applicable to the Notes, as described. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the historical performance of the Program returns for the months ended from July 31, 1996 through December 31, 2003 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PriceWaterhouseCoopers LLP did not express an audit opinion on the historical performance of the Program. In addition, PricewaterhouseCoopers LLP did not audit or review the Pro Forma historical returns of the Notes as disclosed above. An investor may obtain, by written request to the Secretary of the Bank, a copy of the review engagement report of the Program prepared by PricewaterhouseCoopers LLP.

Benchmark Performance and Risk Parameters

The following table shows the pro forma historical performance of the Notes and of other recognized benchmarks and their corresponding risk parameters for the months ended from July 31, 1996 to March 31, 2004.

Return Analysis (%)	Annualized Return	Best Month	Worst Month	Best Rolling 12 Month	Worst Rolling 12 Month
Canadian Benchmarks					
S&P/TSX	8.9%	12.1%	-20.1%	63.4%	-33.3%
SCM T-Bills 91 Days [(1)]	4.0%	0.6%	0.1%	5.8%	2.4%
SCM Long Term Bond Index [(1)]	10.4%	6.9%	-3.2%	27.2%	-7.1%
SCM Universe Bond Index [(1)]	8.4%	4.3%	-1.9%	16.7%	-2.2%
US Benchmarks					
S&P 500	8.6%	9.8%	-14.5%	52.2%	-26.6%
EAFE (US$) [(2)]	3.3%	10.4%	-12.4%	57.5%	-28.5%
US T-Bills 91 Days	4.0%	0.5%	0.1%	6.0%	1.0%
Lehman Overall [(3)]	7.6%	2.7%	-3.4%	14.6%	-1.9%
Lehman Long Gov. Credit [(3)]	9.4%	5.7%	-8.7%	23.4%	-7.9%
HFRI Fund of Funds Composite Index [(4)]	8.1%	6.9%	-7.5%	33.5%	-7.4%
Notes [(5)]	**17.5%**	**14.1%**	**-6.0%**	**52.1%**	**-5.8%**

Risk Analysis	Annualized Monthly Volatility	Maximum Drawdown	Max. Drawdown (Length in Months)	Max. Drawdown Period	Sharpe Ratio
Canadian Benchmarks					
S&P/TSX	17.9%	-43.2%	25	Aug-00 to Sep-02	0.36
SCM T-Bills 91 Days [(1)]	0.4%	n/a	n/a	n/a	n/a
SCM Long Term Bond Index [(1)]	7.4%	-7.1%	12	Jan-99 to Jan-00	0.87
SCM Universe Bond Index [(1)]	4.3%	-2.5%	9	Apr-99 to Jan-00	1.01
US Benchmarks					
S&P 500	17.4%	-44.7%	25	Aug-00 to Sep-02	0.34
EAFE (US$) [(2)]	16.1%	-48.0%	39	Dec-99 to Mar-03	0.05
US T-Bills 91 Days	0.5%	n/a	n/a	n/a	n/a
Lehman Overall [(3)]	3.6%	-3.6%	2	May-03 to Jul-03	1.01
Lehman Long Gov. Credit [(3)]	7.9%	-10.0%	2	May-03 to Jul-03	0.70
HFRI Fund of Funds Composite Index [(4)]	6.5%	-13.1%	6	Apr-98 to Oct-98	0.66
Notes [(5)]	**13.3%**	**-9.11%**	**4**	**Feb-97 to Jun-97**	**1.0**

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Europe, Australia, and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman Overall and Long Government Credit is published by Lehman Brothers with respect to the U.S. debt market benchmarks.
(4) Non-Weighted average of hedge funds as publish by Hedge Fund research, inc.
(5) Returns are net of all expenses borne by the Notes and assume an Exposure Factor of 200%.

The following table shows correlation matrix between Canadian and US benchmarks and the Notes for the months ended from July 31, 1996 to March 31, 2004.

	Notes	SCM T-Bills[1]	SCM Universe[1]	SCM LT[1]	S&P500	SSB US T-Bills (3m)	EAFE[2] (US$)	Lehman Overall[3]	Lehman LT[3]	S&P/TS
Notes	1.0000									
SCM T-Bills 91 Days[1]	0.2642	1.0000								
SCM Universe Bond Index[1]	0.1981	0.2308	1.0000							
SCM Long Term Bond Index[1]	0.1628	0.1252	0.9640	1.0000						
S&P 500	0.0266	0.0590	0.1261	0.1692	1.0000					
US T-Bills 91 Days	0.1622	0.7153	0.0529	0.0437	0.0449	1.0000				
EAFE (US$)[2]	(0.0011)	(0.0322)	0.0918	0.1345	0.8020	(0.0948)	1.0000			
Lehman Overall[3]	0.1131	0.1809	0.8008	0.7630	(0.0579)	0.1282	(0.1019)	1.0000		
Lehman Long Gov. Credit[3]	0.0927	0.0800	0.7786	0.7972	(0.0236)	0.0565	(0.0600)	0.9546	1.0000	
S&P/TSX	0.1244	0.0725	0.2167	0.2345	0.7964	0.0046	0.7520	(0.0224)	0.0089	1.0000

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.

(2) EAFE means Australia and Far East and is published by Morgan Stanley Capital International World Equities Index.

(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

Determination of Net Asset Value per Unit of the Program and of the Net Asset Value per Note

The Program Manager calculates, on each Business Day, the value of the NAV per Note based on the Net Asset Value per Unit of the Program. The NAV of the Program is based on data prepared in accordance with the accounting methods as set forth below. An independent auditor has also been retained on behalf of the Noteholders to audit, on a semi-annual basis, the NAV per Unit of the Program and the NAV per Note.

The NAV of the Program is calculated in US dollars by the Program Manager on each Business Day by deducting the aggregate amount of the Program's liabilities from the aggregate value of the assets (the "Total Assets"). The Total Assets are valued as follows:

(i) the value of cash on hand or on deposit, bills and demand notes, receivables, prepaid expenses, dividends and interest declared or accrued and not yet received, is valued on an accrual basis;

(ii) the value of commodity or futures contracts, options, or securities traded on a recognized exchange is the last available sale price or settlement price or, lacking any recent sales or any record thereof, the simple average of the latest available offer price and bid price as published by the clearing house of the exchange;

(iii) the value of over-the-counter options is the average of the last bid and ask price quoted by a major dealer in such securities and the value of forward contracts is the gain or loss that would be realized if, on such date, the forward contract was "closed out";

(iv) the value of any unit or share of a private investment fund is the definitive net asset value reported by the fund manager of such fund on that day or, if not available, the most recent provisional net asset value reported by the fund manager unless the Program Manager considers otherwise;

(v) the value of any security, option, commodity or futures contract which is not listed or traded on a recognized exchange or the resale of which is restricted by reason of a representation, undertaking or agreement by the Program Manager is determined on the basis of such price or yield equivalent quotations (which may be public quotations or may be obtained from major market makers) as the Program Manager determines accurately reflects its fair value;

(vi) the value of all other property of the Program, and any property for which a third party valuation is not available, is the value the Program Manager determines in its reasonable discretion most accurately reflects its fair value; and

(vii) the value of any asset of the Program measured in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

In valuing the liabilities of the Program, the following are included on an accrual basis: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, dividend and interest payable, external review engagements and borrowing costs. The value of the liabilities of the Program is determined as follows:

(i) the value of all liabilities and contractual obligations is the value determined by the Program Manager to most accurately reflect fair value; and

(ii) the value of liabilities and contractual obligations payable in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

The value of any security or property to which, in the opinion of the Program Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) is the fair value thereof determined in good faith in such manner as the Program Manager from time to time adopts.

All investments in and withdrawals from the Program are done at the NAV per Unit on the preceding Business Day. The NAV per Unit is the amount obtained by dividing the NAV of the Program as of a particular date by the total number of Units outstanding on that date.

An Account will be established for each series of Notes to derive the NAV per Note. The Program Manager calculates on each Business Day the NAV of the Account of all Accounts. An independent auditor has also been retained on behalf of the Noteholders to audit, on a semi-annual basis, the NAV per Note.

The NAV per Note will be calculated as follows:

$$\text{NAV per Note}_t = \left\{ \text{AIP} \times \left(1 + \text{NPR} \times \frac{\text{CP}}{365} \right) \times \text{Exchange rate}_t +/- \text{HC/B} - [\text{AEA} + \text{EF}] \right\} \times \{1 - (\text{SF} + \text{AF}) \times \text{CP}/365\}$$

Exchange rate = Applicable Specified Currency / $US
AIP = Amount Invested in the Program = (NAV per Note $_{t-1}$ + Additional Exposure Amount) / Exchange rate $_{t-1}$
H C/B = Hedging Costs/Benefits
NPR = Net Program Return = Return of the Program net of the Management Fee
CP = Number of days in the Calculation Period
AEA = Additional Exposure Amount = NAV per Note $_{t-1}$ x (Exposure Factor – 100%)
EF = Exposure Fee = Additional Exposure Amount x (1-month LIBOR rate for the applicable Specified Currency + Spread Fee) x (CP/360 or 365)
SF = Service Fee
AF = Administrative Fee

$_t$ = Valuation Date

For series of Notes hedged against the fluctuations in the US/CAN dollar exchange rate, the Bank will invest the amount raised from the issue of a series of Notes in the Canadian currency and the Additional Exposure Amount in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against the fluctuations in the US/CAN dollar exchange rate. The Bank will thereafter hedge the Amount Invested in the Program on a monthly basis to remove currency risk on the past performance and on the initial NAV per Note through various hedging transactions, which may include forward contracts. Therefore, the Hedging Costs/Benefits will represent the difference between the cost of borrowing US funds and the return on the

Canadian funds, plus the spread between the bid-offer on the forward market. Hedging Costs/Benefits will be calculated separately for each Account.

The Bank will determine in the relevant prospectus supplement at the Closing Date, for each series of Notes, an Exposure Factor, which will set the exposure of a specific seriesto the Program. An Additional Exposure Amount will be calculated as follows for each series of Notes outstanding:

Additional Exposure Amount $_t$ = Total Value of the Notes $_{t-1}$ x (Exposure Factor – 100%)

The Additional Exposure Amount will be calculated monthly by the Bank and will bear interest at an annual rate equal to the 1-month LIBOR rate for the applicable Specified Currency (Banker's Acceptance rate for the Canadian currency) plus the Spread Fee, as set forth in the prospectus supplement. Such Exposure Factor can always be reduced to 100% at the entire discretion of the Bank under circumstances the Bank would deemed to be extraordinary during the life of the Notes.

The Initial NAV per Note will be equal to the Issue Price per Note.

The NAV per Note will be calculated daily but will be posted weeky but available on a daily basis upon request by a Noteholder. For the purposes of payment at Maturity, the NAV per Note will be calculated as of the Maturity Date.

Fees Assumed by the Bank

All administrative, accounting and risk management expenses are assumed by the Program Manager.

Fees Assumed by the Program

Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees and exchange fees. In general, the Program will pay to a Trading Advisor out of the assets of the Program a base fee averaging 1.2% of the allocated capital to such Trading Advisor and incentive fees of around 20% on the net profit realized and unrealized. Incentive fees are calculated for each Trading Advisor on a cumulative basis and in case of losses, are not payable to such Trading Advisor until all prior net losses are recouped. In some instances, the return must exceed a certain benchmark before becoming payable. These fees and expenses will reduce the Net Asset Value per Unit and will therefore be reflected in the NAV per Note.

Fees and Expenses Assumed by the Noteholders

The NAV per Note will be reduced by the Management Fee, the Service Fee, the Administrative Fee, the Exposure Fee and the operating expenses at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). The Management Fee is payable to the Program Manager and is equal to 1.25% per annum of the Amount Invested in the Program (plus applicable taxes, if any), calculated and payable monthly in arrears. The Service Fee is payable to the Investment Advisors and is equal to 1.00% per annum of the NAV per Note for each Note held by clients of Investments Advisors at the end of each month, calculated and paid monthly in arrears on the 15th day of the following month. The Service Fee will not be payable on Notes sold or issued during the month. The Administrative Fee is payable to OpenSky Capital, a division of National Bank Financial Inc., and is equal to 0.50% per annum of the Total Value of the Notes, calculated and paid monthly in arrears. The Exposure Fee is payable to the Bank and is equal to the 1-month LIBOR rate for the applicable Specified Currency (Banker's Acceptance rate for the Canadian currency) plus a fee charged by the Bank (the "Spread Fee") applied on the Additional Exposure Amount as at the beginning of the month, calculated and paid monthly in arrears.

Furthermore, other expenses, principally legal and audit fees estimated at $50,000 per annum, will be assumed by Noteholders.

The Program Manager will be the Calculation Agent with regard to the Notes. The Calculation Agent will be solely responsible for the determination and calculation of the NAV per Unit, the NAV of the Program, the

NAV per Note for all series of Notes and the amount payable at Maturity and any other determinations and calculations with respect to any distributions in connection with the Notes, as well as for determining whether a Market Disruption Event (as defined hereinafter) has occurred and for making certain other determinations with regard to the Notes. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the Noteholders. Since the Program Manager and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Noteholders, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the NAV per Unit, the NAV of the Program, the NAV per Note and the amount payable at Maturity, whether a Market Disruption Event has occurred, and certain other determinations with regard to the assets of the Program. The Calculation Agent is obligated to carry out its duties and functions in good faith and using its reasonable judgement.

If the Calculation Agent determines that a Market Disruption Event in respect of the assets of the Program has occurred and is continuing on the Maturity Date, then the amount payable on the Notes at such date will be calculated on the basis that such date will be postponed to the next Business Day on which there is no Market Disruption Event in effect in respect of such assets of the Program. However, if on the fifth Business Day following the date originally scheduled for the calculation of the NAV per Note, such Market Disruption Event is still in effect: (a) such fifth Business Day shall be the date of calculation of the NAV per Note; and (b) the NAV per Unit used for determining the amount payable on the Notes at maturity will be a level estimated by the Calculation Agent as at such date taking into account all relevant market circumstances.

"Market Disruption Event" means the means, in respect of the assets of the Program, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of equity dealers generally to place, maintain or modify hedges of positions in respect of such assets of the Program. A Market Disruption Event may include, without limitation, any of the following events:

(i) any suspension of or limitation on trading (by reason of movements in price exceeding permitted limits, or otherwise) (i) on an applicable exchange or exchanges in stocks that in aggregate comprise 20% or more of the assets of the Program, or (ii) on any applicable related market in futures or options on such index, where such suspension or limitation occurs or exists during the one-half hour period prior to the scheduled close of regular trading on the applicable exchange or related market and where, in the determination of the Calculation Agent, such suspension or limitation is material;

(ii) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for the Bank to perform its obligations under the Notes or for equity dealers generally to place, maintain or modify hedges of positions in respect of the assets of the Program;

(iii) the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the U.S., Japan or any other country, or any political subdivision thereof which has a material adverse effect on the financial markets of Canada, the U.S. or Japan; or

(iv) any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or of equity dealers generally to place, maintain or modify hedges of positions with respect to the assets of the Program or a material adverse effect on the Canadian or the U.S. economy or the trading of securities generally on any applicable exchange or related market.

For the purposes of determining whether a Market Disruption Event in respect of the assets of the Program has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market

Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, (2) a "suspension of or limitation on trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances, and (3) if trading in a security included in the assets of the Program is materially suspended or materially limited, then the relevant percentage contribution of that security to the level of the assets of the Program shall be based on a comparison of (i) the portion of the level of such assets of the Program attributable to that security relative to (ii) the overall level of assets of the Program, in each case immediately before that suspension or limitation.

Issue Price

Notes for an aggregate amount of up to $250,000,000 (or the equivalent in Specified Currencies), may be sold from time to time in series at a price per Note equal to $10 per Note (or as set forth in a prospectus supplement for series with Specified Currencies other than the Canadian dollar) during the two-year period that this prospectus, including any amendments thereto, remains valid. Each new issue of Notes will constitute a new series of Notes.

The specific terms of any series of Notes not described herein, including the aggregate amount of Notes being offered, the Specified Currency, the Closing Date, the maturity date, the Exposure Factor, the Spread Fee and the DSC Factor (as defined herein) will be set forth in a prospectus supplement (a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this prospectus.

Subscriptions, Registrations and Transfers

Subscriptions

Notes purchased by investors must be in integral numbers. Investors will subscribe for Notes by placing their orders with the Agent or a member of the selling group (if such a group is formed by the Agent) or through FundSERV. Orders for Notes may be accepted in whole or in part, and the Agent reserves the right to allot to any investor Notes in an amount less than that subscribed for by the investor, subject to the condition that any acceptance of a partial subscription or any partial allotment shall not be for less than an integral number of Notes per investor. The Agent also reserve the right to discontinue further acceptance of subscriptions at any time without notice.

Registration and Transfer

On the Closing Date, the Bank will cause all Notes of a series to be represented in the form of a single global certificate to be delivered to and registered in the name of CDS. Registration of interests in and transfers of the Notes will be made only through the CDSX. Subject to the exception mentioned hereinafter, no Noteholder will be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof, and Noteholders will not be shown on the records maintained by CDS, except through a CDS Participant. Upon purchase of any Notes of a series, the Noteholder will receive only the customary confirmation that will be sent to such Noteholder by the Agent or by other dealers from whom or through whom such Notes are purchased.

Definitive certificates evidencing the Notes will be issued to CDS Participants or an affiliate of the Agent (the "Agent's Affiliate"), for purchases made through FundSERV if the Bank advises the Noteholders that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to Notes and the Bank is unable to locate a qualified successor depository system or if the Bank elects or is required by law to terminate the registration of the Notes through the BBS.

Upon the surrender by CDS of the global certificate representing the Notes and instructions from CDS for registration, the Bank will issue and deliver, for each series, definitive certificates to CDS Participants appearing on the records maintained by CDS or to the Agent's Affiliate for Notes held through FundSERV at the time of or as soon as practicable prior to such delivery, which definitive certificates will thereafter evidence Notes of each series previously evidenced by the global certificate.

Payment at Maturity

Upon Maturity, the Noteholders will receive from the Bank an amount per Note payable in the Specified Currency equal to the NAV per Note at the Maturity Date. Until Maturity, the NAV per Note will be calculated daily and posted weekly.

The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the NAV per Note between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date or an early sale date.

Subject to certain exceptions, the Bank will be required to make available to the Noteholders of record on the Valuation Date, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Maturity Date, funds in an amount sufficient to pay the amounts due under the Notes. These amounts payable under the global certificate will be paid through CDS to the applicable CDS Participants to those participants' CDS accounts in amounts proportionate to their respective beneficial interests in the Principal Amount as shown on the records of CDS. It is expected that payments by CDS Participants to owners of beneficial interests in the global certificate held through such CDS Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such CDS Participants. Generally, such payments will be made by cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer. The responsibility and liability of the Bank in respect of the Notes represented by the global certificate for each series is limited to making payment of any amount due on the global certificate to CDS. Upon receipt in full of such amounts by CDS or the Noteholders, as the case may be, the Bank will be discharged from any further obligation with regard to such payments.

The amount payable at maturity on the Notes to Noteholders who purchased their Notes through FundSERV will be paid to the Agent's Affiliate and will then be distributed by the Agent's Affiliate to Noteholders in accordance with the records of beneficial ownership maintained by the Agent's Affiliate.

Deferred Payment

Federal laws of Canada preclude payments of interest or other amounts for the advancing of credit at effective rates in excess of 60% per annum. When any payment is to be made to a Noteholder at Maturity, payment of a portion of such payment may be deferred to ensure compliance with this legislation. Interest shall be paid on any deferred payment at the time such payments are made.

Reimbursement Under Special Circumstances

Unless there is a Reimbursement Under Special Circumstances, the Notes may not be redeemed at the option of the Bank prior to the Maturity Date. In the event of a Reimbursement Under Special Circumstances, all of the outstanding Notes of any series may be redeemed, at the option of the Bank, upon 30 days' prior notice furnished in writing by the Bank in the manner set forth under subheading "Notice to Noteholders".

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Notes of any series, the Bank will set a date for the reimbursement of the Notes (the "Special Reimbursement Date"). A Noteholder of record on such date shall be entitled to receive from the Bank an amount per Note in the Specified Currency equal to the NAV per Note at 4:15 p.m. (Eastern time) on that day. The Bank will make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Rank

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

Market for the Notes

The Notes are new securities for which there is currently no established trading market. The Bank does not intend to apply for listing of the Notes on any securities exchange.

The Agent has agreed under certain conditions to use reasonable efforts to maintain until the Maturity Date, under normal market conditions, a weekly secondary market for the Notes, although the Agent may cease to do so at any time in the future without notice to the Noteholders.

To the extent that the Agent facilitates the sale of the Notes from time to time on the secondary market, then the Bank has authorized the Agent to deduct the Early Sale Fee from the Agent's bid price for the Notes (the "Bid Price") equal to 3.5% of the Issue Price, such Early Sale Fee to be reduced by the DSC Factor, which will be set in the prospectus supplement, every six months following the issue of the Notes until it reaches a minimum of 1%.

A Holder wishing to sell Notes purchased through FundSERV prior to the Maturity Date will also be able to sell these Notes through FundSERV. See "FundSERV" for a more detailed description of the redemption procedure.

Notices to Noteholders

All notices to the Noteholders regarding the Notes will be validly given if (i) given through CDS to CDS Participants, and (ii) published once in an important French language Canadian newspaper and in the national edition of an important English language Canadian newspaper. The Bank will give notice as aforesaid to the Noteholders of any material change or material fact relating to the Notes.

Modifications of the Notes

The global certificate of a series of Notes may be amended without the consent of the Noteholders by agreement between the Bank and the Agent if, in the reasonable opinion of the Bank and the Agent, the amendment would not materially and adversely affect the interests of the Noteholders. In other cases, the global certificate may be amended if the amendment is approved by a resolution passed by the favourable votes of the Noteholders of not less than 66 2/3% of the Notes of the relevant series outstanding represented at a meeting convened for the purposes of considering the resolution, or by written resolution signed by Noteholders of not less than 66 2/3% of the Notes. Quorum for a meeting shall be reached if Noteholders of 10% or more of the Notes of the relevant series outstanding are present at the meeting. Each Noteholder is entitled to one vote per Note held by such Noteholder for the purposes of voting at meetings. The Notes do not carry the right to vote in any other circumstances.

FundSERV

Subscription for Notes may be made through dealers and other firms that facilitate purchase and related settlement through a clearing and settlement service operated by FundSERV Inc. The following information about FundSERV is pertinent for such Noteholders. Noteholders should consult with their financial advisors as to whether their Notes have been purchased through FundSERV and to obtain further information on FundSERV procedures applicable to those Noteholders.

General Information

FundSERV is owned and operated by both fund sponsors and distributors and provides distributors of funds and certain other financial products with online order access to such financial products. FundSERV was originally designed and is operated as a mutual fund communications network facilitating members in electronically placing, clearing and settling mutual fund orders. In addition, FundSERV is currently used in respect of other financial products that may be sold by financial planners, such as the Notes. FundSERV enables its participants to clear certain financial product transactions between participants, to settle the payment obligations arising from such transactions, and to make other payments between themselves.

Notes purchased through FundSERV held by the Agent's Affiliate

As stated above, all Notes will initially be issued in the form of a fully registered global certificate that will be deposited with CDS. Notes purchased through FundSERV will also be evidenced by the same global certificate. See "Book-Entry System" above for further details on CDS as a depositary and related matters with respect to the global certificate. Noteholders of Notes purchased through FundSERV will therefore have an indirect beneficial interest in the global certificate. That beneficial interest will be recorded in CDS as being owned by the Agent's Affiliate. The Agent's Affiliate in turn will record in its books respective beneficial interests in the Notes purchased through FundSERV. A Noteholder should understand that the Agent's Affiliate will make such recordings as instructed through FundSERV by the Noteholder's financial advisor.

Purchase through FundSERV

Generally, in order to purchase Notes through FundSERV, the Issue Price must be delivered to the Agent's Affiliate in immediately available funds at least four Business Days prior to the Closing Date. Despite delivery of such funds, the Agent's Affiliate reserves the right not to accept any offer to purchase Notes through FundSERV. If Notes purchased through FundSERV are not issued to the Noteholder for any reason, such funds will be returned forthwith to the Noteholder. In any case, whether or not the Notes purchased through FundSERV are issued, no interest or other compensation will be paid to the Noteholder on such funds.

Sale through FundSERV

A Noteholder wishing to sell Notes purchased through FundSERV prior to the Maturity Date is subject to certain procedures and limitations to which a Noteholder holding Notes through a full service broker with direct connections to CDS may not be subject. Any Noteholder wishing to sell a Note purchased through FundSERV should consult with his or her financial advisor in advance in order to understand the timing and other procedural requirements and limitations of selling. A Noteholder must sell Notes purchased through FundSERV by using the redemption procedures of FundSERV; any other sale or redemption is not possible. Accordingly, a Noteholder will not be able to negotiate a sale price for Notes purchased through FundSERV. Instead, the financial advisor for the Noteholder will need to initiate an irrevocable request to redeem the Notes purchased through FundSERV in accordance with the then established procedures of FundSERV for the Notes. Generally, this means that the financial advisor will need to initiate the redemption request by 4:00 p.m. (Eastern time) on the Wednesday of each week (or the following Business Day if such day is not a Business Day), or such other day or time as may hereafter be established by the Bank and the Agent (the "Redemption Deadline Date"). Any request received after the Redemption Deadline Date will be deemed to be a request sent and received on the following week. Sale of the Notes purchased through FundSERV will be effected at the Bid Price established after the close of market on the Redemption Deadline Date, equal to the FundSERV "net asset value" of a Note on the applicable week, as posted to FundSERV by the Agent's Affiliate. The Noteholder should be aware that, although the "redemption" procedures of FundSERV would be utilized, the Notes sold through FundSERV will not be redeemed by the the Bank, but rather sold in the

secondary market to the Agent which will be able, in its discretion, to resell those Notes to other parties at any price or to hold them in its inventory.

Noteholders should also be aware that from time to time such "redemption" mechanism to sell Notes purchased through FundSERV may be suspended for any reason without notice, thus effectively preventing Noteholders from selling their Notes purchased through FundSERV. Potential Noteholders requiring liquidity should carefully consider this possibility before purchasing Notes through FundSERV.

The Agent is the fund sponsor for the Notes within FundSERV. It will provide to the Agent's Affiliate for posting, under normal market conditions, as part of its agreement to maintain a secondary market to the Notes, a "net asset value" for the Notes on a weekly basis, which value may also be used for valuation purposes in any statement sent to Noteholders. The Bid Price will actually represent the Agent's bid price for the Notes (i.e., the price it is offering to purchase Notes in the secondary market) for the applicable week before taking into account the Early Sale Fee. There is no guarantee that the Bid Price for any week is the highest bid price possible in any secondary market for the Notes, but will represent the Agent's bid price generally available to all Noteholders, including clients of the Agent.

RISK FACTORS

Investment in the Notes is subject to certain risk factors. Prior to making an investment decision, investors should carefully consider the risks associated with acquiring and holding Notes, including the following factors:

Suitability for Investment

An investment in Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of these investments in light of his or her investment objectives and the information set out in this prospectus.

Capital Recovery at Maturity could be Less than the Initial Investment

The value of a Note, and the amount per Note to be received by a Noteholder at Maturity will fluctuate with the NAV per Note and may be less than the Issue Price of such Notes depending on the performance of the Program and on the fluctuations in the foreign exchange rate for Notes issued in a Specified Currency other then the US or Canadian dollar. There can be no assurance that the Program will generate positive returns over such period.

Credit Risk

Because the obligation to make payments to Noteholders of the Notes is an obligation of the Bank, the likelihood that such Noteholders will receive the payments owing to them in connection with the Notes will be dependent upon the financial health and creditworthiness of the Bank.

Exposure Risk

The Exposure Factor is intended to be greater than 100% and will therefore enhance the return or the losses that would have been obtained through a 100% exposure of the Note to the Program.

No Recourse to Program Assets

The obligation to make payments to Noteholders of the Notes in accordance with the terms thereof is an obligation of the Bank. Noteholders will not have and the Notes will not represent any proprietary interest whatsoever in the assets acquired or held as part of the Program. Accordingly, Noteholders will have no recourse whatsoever to the assets of the Program to satisfy amounts owing to them under the Notes, nor will they be entitled in any way to influence the management of the Program or the Trading Advisors.

Early Sale

The amount to be received by an investor who desires to sell any Notes prior to Maturity will be based on the Bid Price quoted by the Agent less the applicable Early Sale Fee. If an investor in Notes elects to sell the Notes rather than to hold the Notes to Maturity, the investor could receive an amount significantly less than the Issue Price of its Notes. The Agent may also cease to offer a Bid Price at any time in the future without notice to the Noteholders.

Non-Conventional Indebtedness

The Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or a return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance. Investors in Notes will not have an opportunity to reinvest any income generated by their investments prior to Maturity, nor will they be able, prior to Maturity, to determine the return, if any, that they will receive on their Notes.

Calculation of NAV per Note

The Program Manager will be solely responsible for computing, on a daily basis, the NAV of the Program, the NAV per Unit and the NAV per Note for all series of Notes from time to time. The Program Manager may retain the services of third parties to make these calculations. An independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis the NAV per Unit and the NAV per Note for all series of Notes. However, a calculation error may be made by the Program Manager in the calculation and therefore affect the price at which a Noteholder could have sold its Notes.

Conflict of interest

The Bank will be acting as Calculation Agent with regard to the Notes and, as such, will be solely responsible for various determinations and calculations with respect to the various NAV and any distributions in connection with the Notes, as well as for determining the occurrence of a Market Disruption Event. As the Bank will also act as Program Manager, it may, as Calculation Agent, have economic interests adverse to those of the Noteholders, including with respect to certain determinations and judgments that the Calculation Agent must make.

Exchange Rates

The NAV of the Program will be calculated in US dollars. The assets of the Program may be invested and held in other currencies. Accordingly, the NAV will be affected by fluctuations in the value of the US dollar against such other currencies in which the assets of the Program are invested or held. The return to Noteholders will also be affected by fluctuations in the value of the Specified Currency (other than the Canadian dollar or the US dollar) in which the Notes are denominated against the US dollar.

Hedging

In order to protect investors of Notes denominated in Canadian currency from the fluctuations in the US/CAN dollar exchange rate, the Bank will effect various hedging transactions, including forward contracts. The return on the Notes issued in Canadian currency may be impacted by the Hedging Costs/Benefits which may reduce or increase the return that would have otherwise prevailed if the Notes were denominated in US currency.

Commodity Futures Trading

The performance of the Program will be subject to risks associated with trading in contracts, and therefore the return, if any, to be realized by investors will be affected by such risks. Generally, futures trading is speculative, subject to leverage and volatility. At times, trading in the contracts may be illiquid and may be adversely affected by exchange regulations such as speculative position limits. Also, trading in certain types of contracts, such as interbank foreign exchange contracts, may be subject to the additional risk of counterparty default, absence of regulation and illiquidity due to an absence of secondary trading. Risks associated with options on commodity and financial futures contracts and with the contracts themselves will differ from the risks associated with the underlying assets. The Program will also be subject to the risk of failure of any of the exchanges on which its Trading Advisors trade, or of their clearing houses, if any.

Existence of Speculative Position Limits

The Commodity Futures Trading Commission (the "CFTC") and U.S. commodity exchanges have established limits referred to as "speculative position limits", or "position limits", on the maximum net long or net short positions which any person or group of persons may own, hold, or control in particular exchange-traded futures and option contracts. Insofar as such limits do exist, CFTC regulations require that all commodities interest accounts owned, held, managed, and controlled by the Trading Advisor and its principals and affiliates be aggregated for position limit purposes. Some Trading Advisors and their principals may trade for their own proprietary accounts and manage other funds and accounts. In addition, Trading Advisors currently manage other funds and accounts, and intend to manage and act as trading

advisor for additional funds and accounts in the future. These position limits may operate to limit the transactions effected for the Program by the Trading Advisors.

Trading by Trading Advisors

While the Program management will have to evaluate the performance record of each Trading Advisor and determine which Trading Advisors are suitable for the Program's trading polices and investment objectives, past performance of any Trading Advisors will not necessarily be indicative of future results. Furthermore, each Trading Advisor will have exclusive responsibility for making trading decisions with respect to the portion of the funds of the Program allocated to it. There can be no assurance that the respective trading systems and strategies utilized by the Trading Advisors will prove successful under all or any market conditions.

Dependence on Key Personnel

The Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program. The loss of such individuals for any reason may have an impact on the Program's return.

No Identification of Trading Advisors

The identity of Trading Advisors and their individual performance records will not be made available to prospective investors. Since this information will not be made available, investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes.

Performance-Based Fees

Trading Advisors will receive performance-based fees. It is possible that a Trading Advisor will earn a performance-based fee while the NAV per Note has decreased. Furthermore, some Trading Advisors charging such fees may not utilize a benchmark or, similarly, a loss carry forward provision. If a Trading Advisor is replaced, the new trading advisor will earn performance-based fees from its allocated assets and all possibility to recoup prior losses will then be lost. The performance-based fees with Trading Advisors may create an incentive for the Trading Advisor to engage in investment strategies and to make investments that are more speculative and riskier than would be the case in the absence of such performance-based fees. Currently, the Program pays base fees averaging 1.2% of the allocated assets and performance fees of around 20% based on net realized and unrealized profit. There is no guarantee that in the future the level of the base fees and performance fees will not increase.

Market, Strategy and Management Risks

The Program's performance will be subject to three broad categories of risks: market, strategy and management risks. Market risk is inherent in any investment or trading strategy. In the case of the Program, this risk will be on a Trading Advisor by Trading Advisor basis, and could be significant and exacerbated by the high degree of leverage at which Trading Advisors may trade. Strategy specific losses can result from excessive concentration by multiple Trading Advisors in the same investment approach or general economic events that adversely affect particular strategies.

General Economic Conditions

The success of any investment activity is affected by general economic conditions that affect the level and volatility of prices as well as the liquidity of the markets. The prices of many securities and derivative instruments are highly volatile. The price movements of the instruments that Trading Advisors will acquire or sell short will be influenced by, among other things, interest rates, changing supply and demand relationships, the trade, fiscal, monetary and exchange control programs and policies of governments, and domestic and international political and economic events. Unexpected changes (in either direction) in the volatility or liquidity of the markets in which Trading Advisors hold positions could cause significant losses.

The profitability of a significant portion of the Program will depend upon the Trading Advisors' correct assessments of future price movements in the assets underlying its strategy. There can be no assurance that Trading Advisors will be able to accurately predict these price movements, even during market periods which are favourable to most other managers.

General Investment and Trading Risks

All securities, commodities, derivatives and other investments are subject to a risk of capital loss. The Program Manager believes that its risk management practices and research techniques should moderate this risk through a careful selection of Trading Advisors and management strategies. No guarantee or representation is made that the Program Manager (or any Trading Advisors retained by the Program Manager) investment program will be successful. The Program may utilize investment techniques such as trading options and derivatives, limited diversification, margin transactions, short sales and forward contracts, which practices can, in certain circumstances, increase the adverse impact to which the Program may be subject.

While the Program does not currently intend to do so, the Program may invest in securities, private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, commercial paper, loan participations, trade claims held by trade or other creditors, partnership interests or similar financial instruments, executory contracts or options or participations therein not publicly-traded, which may result in significant returns to the Program but which involve a substantial degree of risk of loss. The Program may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Program's investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences lender liability and a bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and ask prices of such instruments may be greater than normally expected. In addition, such instruments may contain restrictions on transfer or otherwise have limited liquidity.

While the Program does not currently intend to do so, the Program may invest in unregistered securities of publicly-held companies and in privately-held companies. Such investments may require a significant amount of time from the date of initial investment before disposition. Some portfolio companies may have the need for additional capital to support expansion or to achieve or maintain a competitive position, and there is no assurance that such capital will be available, particularly for private companies.

The Program may invest in bonds or other fixed income securities, including without limitation, commercial paper and "higher yielding" debt securities (and, therefore, higher risk). Such securities may be below "investment grade" and face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments. The market values of certain of these lower rated debt securities tend to reflect individual corporate developments than do higher rated securities, which react primarily to fluctuations in the general level of interests rates, and tend to be more sensitive to economic conditions. It is likely that a major economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal or pay interest thereon and therefore increase the incidence of default for such securities.

The Trading Advisor will attempt to assess the foregoing risk factors and others in determining the extent of the positions it will take in the relevant securities and the prices it is willing to pay for such securities. However, such risks cannot be eliminated, and hedging may not be successful.

Risk Arbitrage Trading in Securities

The Program Manager may retain Trading Advisors who invest in securities risk arbitrage transactions which are inherently volatile. Therefore, the short-term performance of the Program's securities investments could fluctuate significantly.

The price offered for securities of a company in a tender offer, merger, or other acquisition transaction will generally be at a significant premium above the market price of the securities prior to such transaction. The announcement of such a transaction generally will cause the market price of the securities to begin rising. Trading Advisors may purchase such securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which the Trading Advisors expect the proposed transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by the Trading Advisors may decline significantly. It also is possible that the difference between the price paid by the Trading Advisors for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. In addition, where the Trading Advisors have sold short the securities they anticipate receiving in an exchange offer or merger, the Trading Advisors may be forced to cover their short position in the market at a higher price than their short sale, with a resulting loss. If the Trading Advisors have sold short securities which are the subject of a proposed exchange offer, merger, or tender offer and the proposed transaction is consummated, the Trading Advisors also may be forced to cover their short position at a loss.

In certain proposed takeovers, a Trading Advisor may determine that the price offered for the relevant securities is likely to be increased, either by the original bidder or by a competing offeror. In such circumstances, the Trading Advisor may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer will be withdrawn. If no transaction is ultimately consummated, a substantial loss may occur. The consummation of a merger, tender offer, or exchange offer can be prevented or delayed or the terms may be changed by a variety of factors, including specific efforts by the offeror or offeree, market conditions, or governmental regulations.

In addition to engaging in securities arbitrage activity, a Trading Advisor may invest and trade in the securities of companies that it believes are undervalued or which may become the target of a takeover or other transaction. If the anticipated transaction in fact does not occur or if the securities do not increase in value as anticipated, the Trading Advisor may sell them at no gain or at a loss.

Repurchase, Reverse Repurchase and Securities Lending Transaction

A Trading Advisor may engage in repurchase, reverse repurchase and securities lending agreements as part of its cash management and trading strategies, and also will engage in such transactions as a method of financing certain securities positions. In the event of the insolvency of or default or delay by the transferee of securities in a repurchase or securities lending agreement, the Trading Advisor, as transferor, runs the risk that the transferee may not re-deliver the securities when required. In the event of the insolvency of or default or delay by a transferor of securities in a reverse repurchase or securities lending agreement, the Trading Advisor, as transferee, could experience both delays in liquidating the underlying securities and losses, including a possible decline in the value of the securities collateral during the period while the Trading Advisor seeks to enforce its rights thereto, or possible subnormal levels of income and lack of access to income during this period, and potential unanticipated expenses of enforcing its rights. In addition, repurchase, reverse repurchase and securities lending agreements are utilized by the Trading Advisor to leverage its trading strategies and, as a result, may result in substantial losses.

FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank and to the Agent, the following is a fair summary of the principal income tax consequences under the laws of Canada generally applicable to a Noteholder who, at all relevant times, for purposes of the Act, is a resident of Canada, deals at arm's length with the Bank, and acquires and holds the Notes as capital property. Notes acquired by certain "financial

institutions" (as defined in the Act) will generally not be held as capital property by such Noteholders and will be subject to special "mark-to-market" rules. This summary does not take into account these mark-to market rules and taxpayers to whom these rules may be relevant should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Amendments") and counsel's understanding of certain published administrative practices and policies of the Canada Revenue Agency (the "CRA"). No assurances can be given that the Amendments will be enacted as announced. Except for the Amendments, this summary does not take into account or anticipate any changes in the law, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada.

This summary is not intended to constitute, nor should it be relied upon as, tax advice to any particular Noteholder. While it is a question of fact, generally the Notes will be regarded as capital property to a Noteholder who acquires and holds Notes as investments (and in particular not as inventory held in the course of a business carried on by a Noteholder for purposes of the Act or as an adventure in the nature of trade). A Noteholder who is an individual and neither a trader nor dealer in securities nor a non-resident and who is uncertain that the Notes constitute capital property for him may consider making a one time election to treat the Notes, and all other Canadian securities, as defined in the Act, owned by him in that or subsequent taxation years, as capital property. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Notes primarily in view of obtaining a tax benefit. **Noteholders should consult their own tax advisors as to the overall consequences of their ownership of Notes.**

Federal Income Tax Considerations

The amount of the excess of the payment at the Maturity Date over the Issue Price of a Note that is payable to a Noteholder, if any, can be ascertained and the right to it arises only at the Maturity Date. The amount of such excess, if any, will be included in the Noteholder's income, in the taxation year of the Maturity Date.

On a disposition of a Note resulting from the payment by the Bank at Maturity, a Noteholder will realize a capital gain (or a capital loss) to the extent that a payment received at such time, less the amount, if any, required to be included in the Noteholder's income in the year of such a disposition as interest, exceeds (or is less than) the Noteholder's adjusted cost base of the Note.

The CRA has not expressed any opinion as to whether amounts received or deemed to be received by a holder on a disposition or deemed disposition of a Note, other than a disposition resulting from a payment by the Bank, will be considered as a capital gain (or a capital loss), or as income (or ordinary loss). Generally, a Noteholder should realize a capital gain (or capital loss) on a disposition of a Note, other than a disposition resulting from a payment by the Bank at Maturity, equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note to the Noteholder. **However, Noteholders who dispose of a Note, particularly those who dispose of a Note within a short period of time before Maturity should consult their own tax advisor with respect to their particular circumstances.**

One half of any capital gain constitutes a taxable capital gain which must be included in the holder's income and one half of any capital loss constitutes an allowable capital loss, which is deductible against taxable capital gains, subject to and in accordance with the provisions of the Act. The Notes are denominated in Specified Currencies. For the purposes of computing a gain or loss, in general, a Noteholder's cost of such Note or proceeds of disposition is the Canadian dollar equivalent of the purchase price or amount received on disposition of the Note computed at the rate of exchange prevailing on the date of purchase or disposition, respectively. Noteholders may realize a capital gain or loss if there is a change in the Canadian dollar/Specified Currency exchange rate between the date of purchase and the date of disposition of Notes and, in the case of an individual Noteholder, to the extent such gain or loss exceeds $200.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, National Bank Financial Inc. (the "Agent") is authorized, as agent of the Bank, to offer for sale in all provinces of Canada, subject to the terms and conditions contained in the Agency Agreement, a maximum of $250,000,000 of Notes (or the equivalent in Specified Currencies), issuable in series, at a price of $10 per Note (or as set forth in a prospectus supplement for series with Specified Currencies other than the Canadian dollar). Notes must be purchased by investors in an integral number.

The continuing obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events. The Agent is authorized to form a selling group for the distribution of the Notes.

A fee equal to 2% of the subscription amount of the Notes will be paid by the Bank to the Agent upon the closing of each issue of Notes on account of services rendered in connection with the offering of Notes.

Orders by CDS Participants will be made through the Book-Entry System of CDS. Subscription for Notes may also be made through the mutual fund order entry system FundSERV. Subscription funds received through FundSERV will be transferred to a trust account and held in escrow until the Closing Date.

A nominative global certificate for each series of Notes to be issued to investors will be issued in registered form to CDS and will be deposited with CDS on the Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests in and transfer of Notes will be made only through the CDSX. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

The Agent is an wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of this offering were negotiated at arm's length between the Bank and the Agent. The Agent will not receive any benefit in connection with this offering other than the fee payable to the Agent.

USE OF PROCEEDS

The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank.

LEGAL MATTERS

Legal matters in connection with the issue and sale of the Notes will be passed upon, on behalf of the Bank and the Agent, by Fasken Martineau DuMoulin LLP. The partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank or its affiliates.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc., a wholly-owned subsidiary of the Bank, at its principal transfer offices in Montréal, will be the Transfer Agent and Registrar for the Notes.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE BANK

Dated: May 28, 2004

The foregoing together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulation thereunder and the shelf securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), this short form shelf prospectus and such supplement, as supplemented by the permanent information record, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Réal Raymond
President and Chief Executive Officer

(signed) Michel Labonté
Senior Vice-President Finance,
Technology & Corporate Affairs
(As Chief Financial Officer)

On behalf of the Board of Directors

(signed) Jean Douville
Director

(signed) Pierre Bourgie
Director

CERTIFICATE OF THE AGENT

Dated: May 28, 2004

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form shelf prospectus, and such supplement, supplemented by the documents incorporated herein by reference, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

Per: (signed) Josée Lévesque

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on April 22, 2004

We acknowledge receipt of the price fixing supplement no 6 dated April 21, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due April 28, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier*.

Yours truly,

[signature]

File No. 82-3764

AUTORITÉ DES MARCHÉS FINANCIERS
Direction du marché des capitaux

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 28 mai 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 22 avril 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°6 daté du 21 avril 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC EX-Tra échéant le 28 avril 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

File No. 82-3764

NATIONAL BANK OF CANADA

Report to Shareholders Second Quarter 2004

National Bank announces net income of $180 million for the second quarter of 2004, an increase of 30%

- *Earnings per share jump 38% to $1.01*
- *Return on common shareholders' equity of 19.0%*
- *15% increase in quarterly dividend*

MONTREAL, May 27, 2004 - National Bank earned net income of $180 million in the quarter ended April 30, 2004, up 30% compared to $138 million in the corresponding quarter of 2003. Earnings per share amounted to $1.01 in the second quarter versus $0.73 in the same period of 2003, for a 38% increase. Return on common shareholders' equity was 19.0% for the quarter, compared to 14.8% for the quarter ended April 30, 2003.

In addition, at its meeting on May 27, 2004, the Board of Directors of the Bank approved an increase of 15% in the quarterly dividend bringing it to 38 cents per share.

For the second quarter of 2004, every operating segment posted excellent results as evidenced by the growth in net income by segment.

Personal and Commercial Banking declared net income of $92 million for the second quarter of 2004, a $13 million or 16% increase compared to the same period in 2003. In addition to the 8% decrease in the provision for credit losses, the segment's income grew by 7% and operating expenses rose by 5%.

In the Wealth Management segment, net income soared 74% to $33 million from the second quarter 2003 to second quarter 2004. This outstanding performance was due to a 31% rise in income and an improvement in productivity.

Net income for the Financial Markets segment climbed 59% to $59 million, attributable to gains on securities and a higher volume of financial market transactions.

Moreover, as a result of the improved quality of the loan portfolio, the Bank reduced its general allowance for credit risk by $20 million ($13 million net of income taxes or 7 cents per share). This reduction was charged to the "Other" heading in segment results.

	For the quarter ended April 30		
	2004	2003	%
Net income			
Personal and Commercial	92	79	+16
Wealth Management	33	19	+74
Financial Markets	59	37	+59
Other	(4)	3	
Total	180	138	+30
Earnings per share	$1.01	$0.73	+38
Return on common shareholders' equity	19.0%	14.8%	

	For the six months ended April 30		
	2004	2003	%
Net income			
Personal and Commercial	196	173	+13
Wealth Management	57	38	+50
Financial Markets	131	101	+30
Other	(18)	(8)	
Total	366	304	+20
Earnings per share	$2.04	$1.61	+27
Return on common shareholders' equity	19.0%	16.3%	

For the first six months of 2004, the Bank recorded net income of $366 million as against $304 million for the same period last year, for growth of 20%. At $2.04, earnings per share were up 27% from $1.61 for the year earlier period. Return on common shareholders' equity was 19.0% compared to 16.3% for the first six months of fiscal 2003.

As at April 30, 2004, the specific and general allowances for credit risk exceeded gross impaired loans by $165 million versus $171 million as at January 31, 2004 and $154 million as at October 31, 2003. The $6 million increase over the previous quarter was attributable to the $20 million reduction in the general allowance for credit risk, which now stands at $385 million. Excluding this item, net impaired loans were down $14 million from January 31, 2004.

Tier 1 and total capital ratios were 9.6% and 13.2%, respectively, as at April 30, 2004 in comparison to 10.1% and 13.8% as at January 31, 2004 and 9.6% and 13.4% as at October 31, 2003.

The Bank repurchased 5.9 million common shares for cancellation as at April 30, 2004 under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

"Our excellent second-quarter results demonstrate the ability of our business model to tap into the strength of the Canadian economy. With our three segments each posting earnings growth of more than 10%, we are satisfied that we are on course to meet our annual targets," said Réal Raymond, President and Chief Executive Officer. "These results reflect our ongoing efforts to grow our business volume while keeping a tight rein on expenses and maintaining the quality of our loan portfolio."

	Objectives	Results Q2 2004	Results First 6 months of 2004
Growth in earnings per share	5% - 10%	38%	27%
Return on common shareholders' equity (ROE)	15 % - 17%	19.0%	19.0%
Tier 1 capital ratio	8.75% - 9.50%	9.6%	9.6%
Dividend payout ratio	35% - 45%	32%	32%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and first half of 2004.

Analysis of Results

Operating Results

For the second quarter ended April 30, 2004, National Bank earned net income of $180 million, compared to $138 million for the same period one year earlier. Earnings per share reached $1.01 compared to $0.73 for the second quarter of 2003, up 38%. Return on common shareholders' equity was 19.0%, as against 14.8% for the quarter ended April 30, 2003.

For the six-month period ended April 30, 2004, net income totalled $366 million, compared to $304 million for the first half of 2003, an increase of 20%. At $2.04, earnings per share for the first half of 2004 were up 27% from $1.61 per share for the corresponding period of 2003. Finally, return on common shareholders' equity, at 19.0%, was substantially ahead of the 16.3% result recorded for the first six months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with current year presentation.

Personal and Commercial

Quarterly net income for the Personal and Commercial segment amounted to $92 million, up 16% from the $79 million for the same period of 2003. This improvement over the corresponding period of 2003 owes to the combined effect of higher revenues, the lower provision for credit losses and enhanced productivity.

At $316 million, net interest income rose $16 million, or 5%, compared to the second quarter of 2003. This growth was due to the volume of loans and acceptances, specifically consumer loans, which rose 21%, and the spread, which inched up two basis points to 3.21% for the second quarter of 2004. Other income increased by $14 million to $160 million owing to transaction account revenues, lending fees and foreign exchange revenue.

Operating expenses for the quarter were $297 million, as against $283 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments. The efficiency ratio was 62.4% in the second quarter of 2004, down from 63.5% for the second quarter of 2003.

For the first six months of fiscal 2004, net income for the Personal and Commercial segment amounted to $196 million, up 13% over the same period of 2003. This improvement is explained by the approximate 4% increase in the volume of loans and acceptances, the wider spread, growth in other income, and lower credit losses, which fell from $80 million in the first half of 2003 to $65 million for the same period of 2004.

Wealth Management

The Wealth Management segment continued to experience a high level of activity in the second quarter of 2004, which drove net income up an impressive 74% to $33 million dollars, compared to $19 million for the same period one year earlier.

Total revenues grew to $205 million in the second quarter of 2004 from $156 million in the same period of 2003, an increase of 31%. Close to 70% of the increase derived from brokerage activities, with the remainder coming from investment management and mutual fund revenues.

Operating expenses totalled $154 million for the second quarter of 2004, as against $125 million for the same period of 2003. Variable compensation accounted for approximately 80% of the increase. However, the efficiency ratio improved substantially, from 80.1% in the second quarter of 2003 to 75.1% this quarter, it reflects a significant growth in revenues while a portion of the operating expenses remain fixed.

For the first half of fiscal 2004, net income for the Wealth Management segment reached $57 million, compared to $38 million for the first half of 2003, with revenues growing 23% and operating expenses increasing 18%.

Financial Markets

Net income for the Financial Markets segment amounted to $59 million for the second quarter of 2004, up 59% from the $37 million recorded for the same period of 2003.

Revenues for the quarter climbed $60 million, or 32%, to $248 million. Approximately 40% of the increase was attributable to financial market fees. Gains on investment account securities, which grew by $38 million, due, in particular, to losses on credit derivatives recorded in the second quarter of 2003, accounted for the remainder of the increase. In addition, trading revenues held steady over the corresponding quarter of 2003.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Revenues (millions of dollars)	Q2 2004	Q2 2003	First six months 2004	First six months 2003
Financial Markets				
Interest rate	10	22	34	53
Equity	53	29	100	51
Commodities and foreing exchange	-	12	13	22
	63	**63**	**147**	**126**
Other segments	2	3	4	6
Total	**65**	**66**	**151**	**132**
Net interest income	7	11	(63)	27
Other income	49	43	209	82
Taxable equivalent	9	12	5	23
Total	**65**	**66**	**151**	**132**

Operating expenses were $136 million for the quarter, compared to $117 million for the second quarter of 2003. The increase was primarily due to variable compensation.

The provision for credit losses amounted to $17 million for the quarter, compared to $13 million for the same period last year.

For the first half of fiscal 2004, the Financial Markets segment generated net income of $131 million, a 30% increase over the same period last year. The reason for the increase is twofold: first, revenues, fuelled by a resurgence in financial market activity and the solid performance of Treasury, rose by 21% to $516 million. Second, the efficiency ratio improved, going from 57.6% for the first six months of 2003 to 51.9% for the first half of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $4 million for the second quarter of 2004, compared to net income of $3 million for the same period of 2003.

The credit amount of the provision for credit losses comprises the reversal of $20 million from the general allowance for credit risk.

For the six-month period ended April 30, 2004, the "Other" heading posted a net loss of $18 million, compared to a net loss of $8 million for the corresponding period of 2003.

Consolidated Results

Revenues

Total revenues for the second quarter of 2004 amounted to $884 million, compared to $773 million for the same period of 2003, an increase of $111 million, or 14%.

Net interest income totalled $328 million for the quarter, compared to $343 million for the second quarter of 2003. The decrease was due to the reduction in capital resulting from share purchase programs, to the lower volume of corporate loans and to the decline in asset and liability matching income from the same period of 2003. However, net interest income in the Personal and Commercial segment grew $16 million, or 5%, to reach $316 million for the second quarter of 2004. Financial market fees, totalling $178 million for the quarter, were up $58 million, or 48%, and accounted for over half of the increase in total revenues. This growth reflects the high volume of individual and institutional trading on financial markets. Gains on investment account securities were up $26 million to $16 million in the second quarter of 2004, primarily owing to losses recorded on credit derivatives in the second quarter of 2003. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were up $11 million, or 22%. This growth was attributable to the correspondent network, investment management and the increase in assets under management in mutual funds.

For the first six months of fiscal 2004, total revenues were $1,797 million, compared to $1,608 million for the corresponding half of 2003, an increase of 12%. Excluding the "Other" heading, a fifth of the increase was derived from Personal and Commercial banking activities, around 35% from Wealth Management revenues and the remainder from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $602 million, an increase of $73 million, compared to $529 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $347 million for the quarter and accounted for close to 60% of expenses, were up $55 million from the corresponding quarter of 2003. Approximately 80% of the increase was due to variable compensation related to growth in financial market revenues.

For the first six months of fiscal 2004, operating expenses were $1,181 million, compared to $1,077 million for the same period of 2003. Nearly 60% of the $104 million increase was attributable to variable remuneration. The efficiency ratio went from 67.0% for the first half of 2003 to 65.7% for the first half of 2004.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $19 million, compared to $41 million for the corresponding quarter of 2003. The decline in the provision stemmed primarily from the $20 million reduction in the general allowance for credit risk. Moreover, credit losses in the Personal and Commercial segment were down 8% or $3 million to $36 million. In the Financial Markets segment, the provision for credit losses rose $4 million to $17 million for the second quarter of 2004.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at April 30, 2004, allowances for credit losses exceeded impaired loans by $165 million, compared to $154 million as at October 31, 2003 and $179 million at the end of the corresponding quarter of 2003. Corporate Banking and Real Estate were chiefly responsible for the decline in impaired loans since the beginning of fiscal 2004.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.6% as at April 30, 2004 versus 13.0% as at October 31, 2003 and 13.3% as at April 30, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Balance Sheet

As at April 30, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans were the principal drivers of the increase. The table below presents the main loan and deposit items.

Average monthly volumes (millions of dollars)	**April 2004**	**October 2003**
Loans and acceptances*		
Residential mortgages	18,544	18,105
Consumer loans	5,842	5,193
Credit card receivables	1,576	1,525
Business loans	18,210	18,143
	44,172	**42,966**
Deposits		
Personal (balance)	24,048	23,512
Off-balance sheet personal savings (balance)	55,752	51,525
Business	10,554	10,533

* including securitized assets

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2004				For the quarter ended January 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6)	(7)	(4)	(3)	(4)	(7)	(5)	(3)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equity	(2)	(3)	(2)	(2)	(2)	(4)	(2)	(1)
Commodities	-	(1)	-	-	-	-	-	-
Correlation effect [2]	3	7	3	2	3	7	3	-
Global VaR	**(6)**	**(6)**	**(4)**	**(3)**	**(4)**	**(6)**	**(5)**	**(4)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at April 30, 2004, residential mortgages totalled $18.5 billion, up approximately $400 million or 2.4% from October 31, 2003. Consumer loans, which stood at $5.8 billion, have risen 12.5% since the beginning of fiscal 2004. Excluding indirect loans, this growth, which was mainly due to partnership volumes, would have been 15%. Credit card receivables have increased 3.3% since the beginning of fiscal 2004 to $1.6 billion as at April 30, 2004. Business loans and acceptances stood at $18.2 billion versus $18.1 billion as at October 31, 2003. Lower corporate loan volumes offset the growth of nearly 2.3% in small and medium-sized business loans.

Personal deposits have grown by approximately $500 million or 2.3% since October 31, 2003 to $24.0 billion. As at April 30, 2004, off-balance sheet savings administered by the Bank and its subsidiaries stood at $55.8 billion, an increase of $4.2 billion or 8.2%. The savings products administered by the brokerage subsidiaries accounted for more than 60% of this growth, mutual funds for $900 million and the products administered by National Bank Trust for the balance.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.2%, respectively, as at April 30, 2004, compared to 9.6% and 13.4% as at October 31, 2003.

Dividends

At its meeting on May 27, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 38 cents per common share, payable on August 1, 2004 to shareholders of record on June 28, 2004.

Highlights

(unaudited)	Quarter ended April 30 2004	Quarter ended April 30 2003	% Change	Six months ended April 30 2004	Six months ended April 30 2003	% Change
Operating results						
(millions of dollars)						
Total revenues	**$884**	$773	14	**$1,797**	$1,608	12
Net income	**180**	138	30	**366**	304	20
Return on common shareholders' equity	**19.0 %**	14.8 %		**19.0 %**	16.3 %	
Per common share						
Earnings per share – basic	**$1.01**	$0.73	38	**$2.04**	$1.61	27
Dividends paid	**0.33**	0.26	27	**0.66**	0.52	27
Book value				**21.94**	20.28	8
Stock trading range						
High	**47.93**	35.15		**47.93**	35.15	
Low	**43.27**	31.26		**40.17**	29.95	
Close	**44.48**	34.90		**44.48**	34.90	

Financial position (millions of dollars)	April 30 2004	October 31 2003	
Total assets	**$83,722**	$82,423	2
Loans and acceptances	**43,226**	41,806	3
Deposits	**53,864**	51,463	5
Subordinated debentures and shareholders' equity	**5,587**	5,613	–
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.2 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(165)**	(154)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**166,682**	155,348	
Total personal savings	**79,800**	75,037	
Interest coverage	**11.47**	10.22	
Asset coverage	**3.29**	3.19	
Other information			
Number of employees	**16,366**	16,935	(3)
Number of branches in Canada	**474**	477	(1)
Number of banking machines	**815**	817	–

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Six months ended	
	April 30 2004	January 31 2004	April 30 2003	**April 30 2004**	April 30 2003
Interest income and dividends					
Loans	**460**	489	477	**949**	965
Securities	**143**	138	126	**281**	276
Deposits with financial institutions	**28**	33	32	**61**	69
	631	660	635	**1,291**	1,310
Interest expense					
Deposits	**186**	247	235	**433**	492
Subordinated debentures	**25**	25	26	**50**	53
Other	**92**	110	31	**202**	67
	303	382	292	**685**	612
Net interest income	**328**	278	343	**606**	698
Other income					
Financial market fees	**178**	164	120	**342**	256
Deposit and payment service charges	**51**	49	47	**100**	94
Trading revenues	**49**	160	43	**209**	82
Gains (losses) on investment account securities, net	**16**	(7)	(10)	**9**	2
Card service revenues	**12**	12	11	**24**	22
Lending fees	**51**	76	49	**127**	99
Acceptances, letters of credit and guarantee	**16**	16	15	**32**	34
Securitization revenues	**43**	51	44	**94**	98
Foreign exchange revenues	**18**	19	18	**37**	35
Trust services and mutual funds	**62**	57	51	**119**	105
Other	**60**	38	42	**98**	83
	556	635	430	**1,191**	910
Total revenues	**884**	913	773	**1,797**	1,608
Provision for credit losses	**19**	44	41	**63**	82
	865	869	732	**1,734**	1,526
Operating expenses					
Salaries and staff benefits	**347**	345	292	**692**	609
Occupancy	**48**	46	49	**94**	95
Computers and equipment	**84**	73	80	**157**	159
Communications	**20**	19	20	**39**	41
Professional fees	**32**	24	25	**56**	51
Other	**71**	72	63	**143**	122
	602	579	529	**1,181**	1,077
Income before income taxes and non-controlling interest	**263**	290	203	**553**	449
Income taxes	**76**	97	58	**173**	131
	187	193	145	**380**	318
Non-controlling interest	**7**	7	7	**14**	14
Net income	**180**	186	138	**366**	304
Dividends on preferred shares	**6**	6	8	**12**	13
Net income available to common shareholders	**174**	180	130	**354**	291
Number of common shares outstanding (thousands)					
Average - basic	**172,023**	174,669	178,348	**173,361**	180,574
Average - diluted	**174,520**	177,008	179,666	**175,778**	181,821
End of period				**169,730**	175,670
Earnings per common share					
Basic	**1.01**	1.03	0.73	**2.04**	1.61
Diluted	**1.00**	1.02	0.72	**2.02**	1.60
Dividends per common share	**0.33**	0.33	0.26	**0.66**	0.52

Consolidated Balance Sheet

(unaudited) (millions of dollars)	April 30 2004	January 31 2004	October 31 2003	April 30 2003
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**198**	193	313	328
Deposits with financial institutions	**8,398**	7,837	6,643	5,255
	8,596	8,030	6,956	5,583
Securities				
Investment account	**5,825**	5,770	6,998	7,124
Trading account	**18,339**	17,701	19,151	14,224
Loan substitutes	**20**	20	30	63
	24,184	23,491	26,179	21,411
Securities purchased under reverse repurchase agreements	**4,234**	4,411	3,955	3,419
Loans				
Residential mortgage	**14,489**	14,014	13,976	13,148
Personal and credit card	**6,862**	6,260	6,101	5,920
Business and government	**19,324**	18,352	19,025	20,216
Allowance for credit losses	**(614)**	(643)	(630)	(646)
	40,061	37,983	38,472	38,638
Other				
Customers' liability under acceptances	**3,165**	3,160	3,334	3,128
Assets held for disposal	**-**	-	-	225
Premises and equipment	**268**	264	263	241
Goodwill	**662**	662	660	660
Intangible assets	**181**	182	183	184
Other assets	**2,371**	2,629	2,421	2,319
	6,647	6,897	6,861	6,757
	83,722	80,812	82,423	75,808
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**24,048**	23,853	23,512	23,234
Business and government	**23,172**	21,637	22,700	22,741
Deposit-taking institutions	**6,644**	6,010	5,251	4,354
	53,864	51,500	51,463	50,329
Other				
Acceptances	**3,165**	3,160	3,334	3,128
Obligations related to securities sold short	**9,481**	8,644	8,457	6,331
Obligations related to securities sold under repurchase agreements	**6,208**	6,643	8,674	4,358
Other liabilities	**5,001**	4,832	4,484	5,614
	23,855	23,279	24,949	19,431
Subordinated debentures	**1,488**	1,473	1,516	1,553
Non-controlling interest	**416**	400	398	433
Shareholders' equity				
Preferred shares	**375**	375	375	500
Common shares	**1,556**	1,583	1,583	1,583
Contributed surplus	**4**	3	2	-
Unrealized foreign currency translation adjustment	**2**	1	6	15
Retained earnings	**2,162**	2,198	2,131	1,964
	4,099	4,160	4,097	4,062
	83,722	80,812	82,423	75,808

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended April 30		Six months ended April 30	
	2004	2003	**2004**	2003
Cash flows from operating activities				
Net income	**180**	138	**366**	304
Adjustments for:				
Provision for credit losses	**19**	41	**63**	82
Amortization of premises and equipment	**13**	13	**25**	24
Future income taxes	**4**	(5)	**1**	1
Translation adjustment on foreign currency subordinated debentures	**15**	(28)	**17**	(39)
Losses (gains) on sales of investment account securities, net	**(16)**	10	**(9)**	(2)
Gains on asset securitization	**(18)**	(14)	**(35)**	(34)
Stock option expense	**1**	-	**2**	-
Change in interest payable	**(16)**	(2)	**6**	(3)
Change in interest receivable	**(13)**	(8)	**180**	5
Change in income taxes payable	**(34)**	79	**(153)**	85
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**92**	73	**(154)**	301
Change in trading account securities	**(638)**	(2,555)	**812**	(1,045)
Excess of contributions over expense for employee pension plans	**(5)**	-	**(20)**	(77)
Change in other items	**435**	854	**770**	1 467
	19	(1,404)	**1,871**	1,069
Cash flows from financing activities				
Change in deposits	**2,364**	341	**2,401**	(1,361)
Maturity of subordinated debentures	**-**	-	**(45)**	-
Issuance of common shares	**13**	4	**27**	11
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(194)**	(194)	**(263)**	(240)
Dividends paid on common shares	**(57)**	-	**(115)**	(91)
Dividends paid on preferred shares	**(6)**	(5)	**(11)**	(10)
Change in obligations related to securities sold short	**837**	246	**1,024**	789
Change in obligations related to securities sold under repurchase agreements	**(435)**	1,065	**(2,466)**	(58)
Change in other items	**1**	(3)	**(4)**	(7)
	2,523	1,454	**548**	(767)
Cash flows from investing activities				
Change in loans	**(2,347)**	(1,515)	**(2,372)**	(832)
Proceeds from securitization of assets	**250**	281	**720**	558
Purchases of investment account securities	**(2,285)**	(5,667)	**(4,880)**	(11,432)
Sales of investment account securities	**2,246**	6,003	**6,062**	11,186
Change in securities purchased under reverse repurchase agreements	**177**	7	**(279)**	(1,053)
Net acquisition of premises and equipment	**(17)**	(8)	**(30)**	(10)
	(1,976)	(899)	**(779)**	(1,583)
Increase (decrease) in cash and cash equivalents	**566**	(849)	**1,640**	(1,281)
Cash and cash equivalents at beginning	**8,030**	6,432	**6,956**	6,864
Cash and cash equivalents at end	**8,596**	5,583	**8,596**	5,583
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**198**	328	**198**	328
Deposits with financial institutions	**8,398**	5,255	**8,398**	5,255
Total	**8,596**	5,583	**8,596**	5,583
Interest and dividends paid	**382**	300	**806**	718
Income taxes paid	**92**	8	**309**	78

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30 2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	**-**	200
Preferred shares at end	**375**	500
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**27**	11
Repurchase of common shares for cancellation (Note 6)	**(54)**	(67)
Common shares at end	**1,556**	1,583
Contributed surplus at beginning	**2**	-
Stock option expense	**2**	-
Contributed surplus at end	**4**	-
Unrealized foreign currency translation adjustment at beginning	**6**	17
Foreign exchange gains (losses) on activities where the functional currency is other than the Canadian dollar	**(20)**	30
Income taxes related to foreign exchange gains and losses	**16**	(32)
Unrealized foreign currency translation adjustment at end	**2**	15
Retained earnings at beginning	**2,131**	1,945
Net income	**366**	304
Dividends		
Preferred shares	**(11)**	(13)
Common shares	**(115)**	(95)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	**-**	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	**(209)**	(173)
Share issuance expenses, net of income taxes	**-**	(3)
Retained earnings at end	**2,162**	1,964
Shareholders' equity	**4,099**	4,062

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 in the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets

Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the six months ended April 30, 2004.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise. The adoption of this Guideline did not have a material impact on the consolidated financial statements for the six months ended April 30, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities
In March 2004, the CICA published a draft Guideline of proposed changes to Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding recently revised U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Guideline.

Investment companies
In January 2004, the CICA issued Accounting Guideline No. 18, "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently examining the impact of this new Guideline.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

4. Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross	Specific allowances	Country risk allowance	Net
April 30, 2004					
Residential mortgage	14,489	6	3	–	3
Personal and credit card	6,862	31	17	–	14
Business and government	19,324	412	200	9	203
	40,675	449	220	9	220
General allowance [1]					(385)
Impaired loans, net of specific and general allowances					(165)
October 31, 2003					
Residential mortgage	13,976	7	3	–	4
Personal and credit card	6,101	33	17	–	16
Business and government	19,025	436	186	19	231
	39,102	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at April 30, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $2 million ($4 million as at October 31, 2003).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Six months ended April 30 **2004**	2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	83	(30)	10	–	**63**	82
Write-offs	(100)	–	–	(11)	**(111)**	(123)
Recoveries	31	–	–	1	**32**	25
Allowances at end	220	270	115	9	**614**	646

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

6. Capital Stock

Issued and fully paid as at April 30, 2004

First preferred shares		
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		375
169,729,578	common shares	1,556
		1,931
6,547,975	stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings.

As at April 30, 2004, the Bank has completed the repurchase of 5,937,176 common shares at a cost of $263 million, which reduced common equity capital by $54 million and retained earnings by $209 million.

7. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $250 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $249 million and retained the rights to future excess interest in the amount of $11 million. The Bank also recorded a servicing liability of $1 million. A pre-tax gain of $9 million, net of transaction fees of $1 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

8. Guarantees, Commitments and Contingent Liabilities

As at April 30, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No. 14 "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities – multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at April 30, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $904 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income [1]	**316**	300	**23**	22	**54**	70	**(65)**	(49)	**328**	343
Other income [1]	**160**	146	**182**	134	**194**	118	**20**	32	**556**	430
Total revenues	**476**	446	**205**	156	**248**	188	**(45)**	(17)	**884**	773
Operating expenses	**297**	283	**154**	125	**136**	117	**15**	4	**602**	529
Contribution	**179**	163	**51**	31	**112**	71	**(60)**	(21)	**282**	244
Provision for credit losses	**36**	39	**–**	–	**17**	13	**(34)**	(11)	**19**	41
Income before income taxes and non-controlling interest	**143**	124	**51**	31	**95**	58	**(26)**	(10)	**263**	203
Income taxes [1]	**51**	45	**17**	11	**36**	21	**(28)**	(19)	**76**	58
Non-controlling interest	**–**	–	**1**	1	**–**	–	**6**	6	**7**	7
Net income (net loss)	**92**	79	**33**	19	**59**	37	**(4)**	3	**180**	138
Average assets	**40,092**	38,555	**669**	656	**43,531**	36,462	**(5,618)**	(5,563)	**78,674**	70,110

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income [2]	**639**	612	**45**	45	**48**	141	**(126)**	(100)	**606**	698
Other income [2]	**320**	302	**346**	273	**468**	284	**57**	51	**1,191**	910
Total revenues	**959**	914	**391**	318	**516**	425	**(69)**	(49)	**1,797**	1,608
Operating expenses	**589**	562	**302**	256	**268**	245	**22**	14	**1,181**	1,077
Contribution	**370**	352	**89**	62	**248**	180	**(91)**	(63)	**616**	531
Provision for credit losses	**65**	80	**–**	–	**41**	23	**(43)**	(21)	**63**	82
Income before income taxes and non-controlling interest	**305**	272	**89**	62	**207**	157	**(48)**	(42)	**553**	449
Income taxes [2]	**109**	99	**30**	22	**76**	56	**(42)**	(46)	**173**	131
Non-controlling interest	**–**	–	**2**	2	**–**	–	**12**	12	**14**	14
Net income (net loss)	**196**	173	**57**	38	**131**	101	**(18)**	(8)	**366**	304
Average assets	**39,781**	38,447	**662**	664	**43,099**	36,848	**(5,548)**	(5,742)	**77,994**	70,217

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment comprises corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) **Taxable equivalent**
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $18 million ($10 million in 2003) and other income by $13 million ($15 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the six months ended April 30, 2004, net interest income was grossed up by $31 million ($23 million in 2003) and other income by $11 million ($27 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Bank News

Jean Douville named Chairman of the Board: At the meeting of the Board of Directors which followed the Annual Meeting of Shareholders held on March 10, 2004, Jean Douville was named Chairman of the Bank's Board of Directors. Mr. Douville has been a member of the Board since 1991 and is Chair of the Conduct Review and Corporate Governance Committee. He also chaired the Audit and Risk Management Committee for two years.

Revue Commerce survey on companies most admired by Quebecers: For a second consecutive year, National Bank continues to hold the top spot among financial institutions, according to the latest annual survey conducted by the business magazine *Commerce* and the firm Léger Marketing.

National Bank All-In-One: In March 2004, the Bank launched the National Bank All-In-One, an innovative and economical solution for managing personal finances. This leading-edge product allows customers to consolidate all of their financing needs in a single transaction account by using the financial value of their home or investments. With its preferred interest rate, flexible repayment options and higher credit limit, the All-In-One offers customers substantial savings and greater independence.

The SMEs of the National Bank Recognition Program: In April 2004, the Bank launched the 11th edition of its program, which honours the exceptional performances of small and medium-sized enterprises from among its Quebec business clients. The program is an excellent opportunity for the winning companies to raise their profile in Quebec and benefit from media coverage. Provincial winners will be chosen from among the regional finalists in each of the following categories: Small Business, SME, Agricultural SME and Export SME.

National Bank donates $1 million to the John Molson School of Business: The Bank, in cooperation with Concordia University, announced the establishment of a new PhD fellowship program for research in finance, The National Bank Fellowships, at the John Molson School of Business. The program, launched in February 2004, will use the $1 million donation to support 50 students working towards a PhD in finance with individual fellowships worth $20,000.

Take a stand for UQAM: On April 13, 2004, the *Université du Québec à Montréal* officially kicked off its major fund-raising campaign for 2002-2007, *Prenez position pour l'UQAM.* Réal Raymond, himself an alumnus of UQAM, is spearheading the university's $50 million financing campaign. UQAM has earmarked the funds for a number of projects including building a science outreach centre on the site of the science complex.

Réal Raymond participates in the NBF Canadian Financial Services Conference: At the April 2004 conference held in Montreal, Mr. Raymond presented the Bank's business model highlighting its strategy outside Quebec, an unknown aspect of the operations of "Quebec's leading bank". He emphasized the Bank's increasing importance on Canadian capital markets through its treasury and brokerage activities. He also focused on the Bank's positioning in various sectors of activity in all growth phases of product life cycles, achieved through sound diversification and strong synergies between business units.

Strategic alliance with the Louis Dreyfus Corporation: The Louis Dreyfus Corporation and National Bank announced the creation of a strategic alliance to provide value-added products and services to the natural gas market in Canada. Louis Dreyfus Energy Canada Inc., a subsidiary of Louis Dreyfus Corporation, will participate with the Bank in developing and providing innovative products and services and risk management solutions to Canadian natural gas producers, aggregators and consumers.

Sale of assets of three branches to Desjardins: In March 2004, National Bank and Desjardins Group announced the conclusion of an agreement under which three National Bank branches in Abitibi would be transferred to Desjardins. The transaction involved the branches in Matagami, Senneterre and Lebel-sur-Quévillon.

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.
Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** in the menu on the right-hand side of the screen under Economic Analysis.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly Report Publication Dates for Fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

DISCLOSURE OF SECOND QUARTER 2004 RESULTS

Conference Call:

- A conference call for analysts and institutional investors will be held on **May 27, 2004 at 1:00 p.m. ET.**
- Access by telephone is **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard until June 3, 2004 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3049614**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents:

- The quarterly financial statements are available at all times on the National Bank's Web site at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's Web site shortly before the start of the conference call.

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment and Share Purchase Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

www.nbc.ca/investorrelations

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated May 28, 2004

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus of the above issues dated May 28, 2004.

Dated at Montreal, May 28, 2004

L'Agence nationale d'encadrement du secteur financier

[signed]

SEDAR Project No.: 653681

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated February 13, 2004

DECISION NO.: 2004-MC-1745

SEDAR PROJECT NO.: 653681

RECEIPT FOR PRELIMINARY SHORT FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to Section 20 of the *Securities Act* (Québec), the receipt has been issued for your preliminary short form prospectus dated May 28, 2004.

L'Agence nationale d'encadrement du secteur financier

May 28, 2004
Date of the receipt

[signed]

File No. 82-3764

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS ET DE LA NOTICE ANNUELLE

ET

Banque Nationale du Canada

Nom de l'émetteur

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 28 mai 2004 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de la *Saskatchewan*, du *Manitoba*, de l'*Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de l'*Île-du-Prince-Édouard* et de *Terre-Neuve et Labrador*.

Fait à Montréal, le 28 mai 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

Numéro du projet SEDAR : 653681

File No. 82-3764

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

DÉCISION N° : 2004-MC-1745

NUMÉRO DE PROJET SÉDAR: 653681

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Banque Nationale du Canada

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 28 mai 2004.

Le 28 mai 2004	*(s) Stéphanie Lachance*
Date du visa	Stéphanie Lachance Chef du Service du financement des sociétés

/pg

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

File No. 82-3764

NATIONAL BANK
TRUST

June 2, 2004

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 54-102, we hereby confirm that on **May 28, 2004** we have sent a copy of the "Quarterly Report to shareholders – **Second Quarter ended April 30, 2004**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Danielle Sabourin
Authorized Officer

900-1100 rue University
Montréal (Québec)
H3B 2G7

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of Canada

Receipt for a Preliminary Short Form Shelf Prospectus dated **May 28, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **28th** day of **May, 2004**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Shelf Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #653681

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on May 20, 2004

We acknowledge receipt of the price fixing supplement no 7 dated May 25, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due May 26, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier*.

Yours truly,

[signature]

File No. 82-3764

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 16 juin 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 20 mai 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°7 daté du 25 mai 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 26 mai 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155